Exhibit 4.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NUANCE COMMUNICATIONS, INC.,

DIAMOND ACQUISITION CORPORATION

and

DITECH NETWORKS, INC.

Dated as of September 17, 2012

-i-

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		44

4.1	Organization	44
4.2	Authority; No Conflict; Necessary Consents	44
4.3	Availability of Consideration	45
4.4	Stock Ownership	45
4.5	No Prior Merger Sub Operations	45
4.6	Disclosure	46

ARTICLE V CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME		46

5.1	Conduct of Business by the Company	46
5.2	Procedures for Requesting Parent Consent	49

ARTICLE VI ADDITIONAL AGREEMENTS		50

6.1	Proxy Statement	50
6.2	Meeting of Company Stockholders; Board Recommendation	50
6.3	Alternative Transaction Proposals	51
6.4	Confidentiality; Access to Information	54
6.5	Public Disclosure	54
6.6	Regulatory Filings; Reasonable Efforts	55
6.7	Notification of Certain Matters	57
6.8	Third-Party Consents	57
6.9	Employee Matters	57
6.11	Section 16 Matters	61
6.12	No Modification of Representations, Warranties, Covenants or Agreements	61
6.13	Financial Statements	61
6.14	State Takeover Statutes	61

ARTICLE VII CONDITIONS TO THE MERGER		62

7.1	Conditions to the Obligations of Each Party to Effect the Merger	62
7.2	Additional Conditions to the Obligations of Parent and Merger Sub	62
7.3	Additional Conditions to the Obligations of the Company	63

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		64

8.1	Termination	64
8.2	Notice of Termination; Effect of Termination	65
8.3	Fees	66
8.4	Amendment	66
8.5	Extension; Waiver	67

ARTICLE IX GENERAL PROVISIONS		67

9.1	Non-Survival of Representations and Warranties	67
9.2	Notices	67
9.3	Interpretation; Rule of Construction	68
9.4	Counterparts	69
9.5	Entire Agreement; Third-Party Beneficiaries	69
9.6	Severability	69
9.7	Other Remedies	69

-ii-

9.8	Governing Law; Consent to Jurisdiction	70
9.9	Assignment	70
9.10	Waiver of Jury Trial	70

-iii-

INDEX OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	Form of Voting Agreement
Exhibit B-1	Form of Key Employee Non-Competition Agreements
Exhibit B-2	Form of Key Employee Offer Letters
Schedules

Schedule 1	Signatories to Voting Agreement
Schedule 2	Key Employees
Schedule 6.6(d)	Reasonable Efforts

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 17, 2012, by and among Nuance Communications, Inc., a Delaware corporation (“Parent”), Diamond Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and Ditech Networks, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company consummate the business combination and other transactions provided for herein.

B. The respective Boards of Directors of Merger Sub and the Company have approved, in accordance with the Delaware General Corporation Law (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Merger.

C. Contemporaneously with the execution and delivery of this Agreement by the parties hereto, and as a condition and material inducement to Parent and Merger Sub to enter into this Agreement, each of the Persons listed on Schedule 1 are entering into a Voting Agreement and an irrevocable proxy in substantially the form attached hereto as Exhibit A (the “Voting Agreement”) pursuant to which, among other things, such stockholder agrees to vote all shares of the Company’s capital stock owned by it, him or her in favor of the adoption of this Agreement and the other transactions contemplated hereby.

D. Contemporaneously with the execution and delivery of this Agreement by the parties hereto, and as a condition and material inducement to Parent and Merger Sub to enter into this Agreement, the Persons listed on Schedule 2 (the “Key Employees”) are entering into or executing, as applicable (i) an Employee Proprietary Information, Inventions, Non-Competition and No-Hire Agreement with Parent, each in the form attached hereto as Exhibit B-1 (collectively, the “Key Employee Non-Competition Agreements”), and (ii) an offer letter, each in the form attached hereto as Exhibit B-2 (collectively, the “Key Employee Offer Letters”), each to be effective as of the Effective Time.

E. The Board of Directors of the Company has resolved to recommend to its stockholders the adoption of this Agreement.

F. Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and approved the Merger.

G. Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition” shall mean, for the purposes of Section 8.3(b) only, with respect to the Company, any of the following transactions (other than the transactions contemplated by this Agreement): (i) any purchase or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a fifty percent (50%) or more interest in the total outstanding voting securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “group” beneficially owning fifty percent (50%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (ii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the equity interests held in the Company and retained following such transaction or issued to or otherwise received in such transaction by the stockholders of the Company immediately preceding such transaction constitute less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof; or (iii) any sale, lease, exchange, transfer, license (other than in the ordinary course of business consistent with past practices) or other disposition (including by way of joint venture) by the Company of assets (including capital stock or other ownership interests in Subsidiaries of the Company) representing fifty percent (50%) or more of the aggregate fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such sale.

(b) “Affiliate” shall mean a Person which directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with another Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

(c) “Alternative Transaction Proposal” shall mean, with respect to the Company, any offer, expression of interest or proposal (whether binding or non-binding), or any public announcement of any intention to make any such offer, expression of interest or proposal, whether made to the Company or its stockholders, relating to any transaction or series of related transactions involving: (i) any purchase or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a twenty percent (20%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “group” beneficially owning twenty percent (20%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (ii) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (iii) any sale, lease, exchange, transfer, license (other than in the ordinary course of business consistent with past practices) or other disposition (including by way of joint venture) of assets (including capital stock or other ownership interests in Subsidiaries of the Company) representing twenty percent (20%) or more of the aggregate fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole; (iv) any liquidation, dissolution, reorganization or recapitalization of the Company; or (v) the declaration or payment of any extraordinary dividend, whether of cash or other property, by the Company; provided, however, for the sake of clarity, the transactions among Parent, Merger Sub and the Company contemplated by this Agreement shall not be deemed an Alternative Transaction Proposal.

(d) “Anti-Corruption and Anti-Bribery Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, or any other applicable United States or non-U.S. anti-corruption or anti-bribery laws or regulations.

(e) “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which Parent is closed for business or banking institutions located in New York, New York are authorized or obligated by law or executive order to close.

(f) “Change of Recommendation” shall mean the withholding, withdrawal or amendment, qualification or modification (in a manner adverse to Parent), by the Company’s Board of Directors (or any committee thereof) of its recommendation in favor of adoption of this Agreement, and, in the case of a tender or exchange offer made by a third party directly to the Company’s stockholders, a failure to recommend that Company’s stockholders reject such tender or exchange offer.

(g) “China RoHS” shall mean the People’s Republic of China’s Administrative Measures on the Control of Pollution Caused by Electronic Information Products.

(h) “COBRA” shall mean Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(i) “Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

(j) “Company Employee Plan” shall mean any International Employee Plan and any written plan, program, policy, contract, agreement, or other arrangement whether written or unwritten, providing for compensation, severance benefits, termination pay, change of control pay, bonus pay, deferred compensation, performance awards, stock or stock-related awards, phantom stock, commission pay, vacation or paid time off, profit sharing, welfare benefits, retirement benefits, fringe benefits, or other employee benefits or remuneration of any kind, whether funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation, except such definition shall not include any Employment Agreement.

(k) “Company Financial Advisor” shall mean Fairmount Partners.

(l) “Company Intellectual Property” shall mean any and all Intellectual Property and Intellectual Property Rights that are owned by, or claimed to be owned by, or exclusively licensed to, the Company or its Subsidiaries.

(m) “Company Options” shall mean all outstanding options to purchase Company Common Stock.

(n) “Company Preferred Stock” shall mean the preferred stock, par value $0.001 per share, of the Company.

(o) “Company Products” shall mean all products, technologies and services that are developed, owned, manufactured, distributed, sold or licensed by or on behalf of the Company and any of its Subsidiaries, and all products, technologies and services that are currently under development by the Company or any of its Subsidiaries.

(p) “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries.

(q) “Company RSUs” shall mean restricted stock unit awards granted from the Company Stock Plans, whereby each restricted stock unit is reflected in a bookkeeping entry representing the right to receive one (1) share of Company Common Stock.

(r) “Company Stock” shall mean the Company Preferred Stock and the Company Common Stock.

(s) “Company Stock Plans” shall mean all stock option plans or other equity-related plans of the Company, including: (i) the Company’s 1998 Amended and Restated Stock Option Plan, (ii) the Company’s 1999 Non-Employee Directors’ Stock Option Plan, as amended, (iii) the Company’s 1999 Non-Officer Equity Incentive Plan, as amended, (iv) the Jasomi Networks, Inc. 2001 Stock Plan, (v) the Company’s 2005 New Recruit Stock Option Plan, as amended, (vi) the Company’s 2005 New Recruit Stock Plan, and (vii) the Company’s 2006 Equity Incentive Plan.

(t) “Company Unvested Common Stock” shall mean any shares of Company Common Stock outstanding immediately prior to the Effective Time that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company.

(u) “Company Warrants” shall mean all warrants to purchase Company Common Stock issued by the Company.

(v) “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(w) “DOL” shall mean the United States Department of Labor.

(x) “Employee” shall mean any current or, as the context so requires, former, employee, independent contractor or director of the Company or any ERISA Affiliate.

(y) “Employee Agreement” shall mean (i) each management, employment, severance, separation, change of control, settlement, bonus, consulting contractor, relocation, repatriation, expatriation, loan, visa or other agreement or Contract (including, any offer letter which provides for any term of employment other than employment at will or any agreement providing for acceleration of Company Options or Company Unvested Common Stock, or similar equity awards, or any other agreement providing for compensation or benefits) between the Company or any Subsidiary and Employee pursuant to which the Company has or may reasonably be expected to have any current liability or obligation (contingent or otherwise) and (ii) each such agreement with an Employee, whether written or unwritten, pursuant to which the Company or ERISA Affiliate has or may reasonably be expected to have any future liability or obligation (contingent or otherwise).

(z) “Environmental Law” shall mean all applicable Legal Requirements promulgated by any Governmental Entity which relate to protection of human health or safety or the environment, or which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including but not limited to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the Occupational Safety and Health Act, the WEEE Directive, the RoHS Directives, China RoHS, and REACH.

(aa) “Environmental Permit” is any approval, permit, registration, certification, license, clearance or consent required to be obtained from any private person or any Governmental Entity with respect to a Hazardous Materials Activity which is or was conducted by the Company or any of its Subsidiaries.

(bb) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(cc) “ERISA Affiliate” shall mean any Subsidiary of the Company and any other Person under common control with the Company or any of its Subsidiaries, or that, together with the Company or any Subsidiary of the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

(dd) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(ee) “Governmental Entity” shall mean any United States or foreign governmental authority, including any national, federal, territorial, state, commonwealth, province, territory, municipality, district, local governmental jurisdiction of any nature or any other governmental, self-regulatory or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing.

(ff) “Hazardous Materials Activity” shall mean the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements, including but not limited to the WEEE Directive, the RoHS Directives, China RoHS, and REACH.

(gg) “Intellectual Property” shall mean any or all of the following: (i) works of authorship including computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, maskworks, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

(hh) “Intellectual Property Rights” shall mean worldwide common law and statutory rights associated with (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights, (iii) Trade Secrets, (iv) other proprietary rights relating to intangible intellectual property, (v) trademarks, trade names and service marks, (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (vii) analogous rights to those set forth above, including the right to enforce and recover remedies for any of the foregoing.

(ii) “International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted, contributed to, required to be contributed to, or maintained by the Company, any of its Subsidiaries or any ERISA Affiliate, whether formally or informally, or with respect to which the Company or any ERISA Affiliate has or may have any liability, for the benefit of Employees who perform services outside the United States, except such definition shall not include any International Government Entity Program.

(jj) “International Government Entity Program” shall mean any arrangement for the benefit of Employees who perform services outside the United States that is funded by payments by the Company, any of its Subsidiaries or any ERISA Affiliate to a Government Entity or which is otherwise required by law.

(kk) “Intervening Event” shall mean a material event (other than (i) an Alternative Transaction Proposal or a Superior Proposal, and (ii) events to the extent relating to developments in the Company’s progress toward goals set forth in its business plan) arising after the date of this Agreement, that was neither known to the Board of Directors of the Company as of the date hereof nor reasonably foreseeable by the Board of Directors of the Company as of or prior to the date hereof, which becomes known to the Board of Directors of the Company prior to the receipt of the Company Stockholder Approval.

(ll) “IRS” shall mean the United States Internal Revenue Service.

(mm) “knowledge” shall mean, with respect to a party hereto, with respect to any fact, circumstance, event or other matter in question, (i) the actual knowledge of any of the directors of such party, and (ii) the actual knowledge of any of the executive officers of such party after reasonable inquiry of the senior employees of such party and its Subsidiaries who have primary administrative or operational responsibility for such matter in question.

(nn) “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, directive, resolution, ordinance, code, order, decree, directive, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(oo) “Liabilities” shall mean the debts, liabilities and other obligations of a Person, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any Legal Requirement, action or order by any Governmental Entity, and those arising under any Contract.

(pp) “Lien” shall mean any mortgage, deed of trust, lien, pledge, security interest, title retention device or collateral assignment in respect of an asset, tangible or intangible, including any restriction on the transfer of such asset.

(qq) “made available” shall mean that: (i) the Company has posted such materials, on or before 11:59 p.m. Pacific time on September 14, 2012, to the virtual data room managed by the Company hosted by Intralinks; (ii) if not in written form, Parent has specifically inquired as to the matter and the Company has responded identifying the substance of matter; (iii) the Company, directly or through its legal counsel, has provided such materials to Parent or its legal counsel, on or before 11:59 p.m. Pacific time on September 14, 2012; or (iv) the Company has made the materials available for Parent’s inspection at the Company’s executive offices; provided, however, that materials shall not be deemed to have been “made available” if Parent has requested access to such materials at the Company’s executive offices and either the Company has denied such access or has stated that such materials do not exist.

(rr) “Material Adverse Effect” shall mean, when used in connection with an entity, any change, event, circumstance, condition or effect (any such item, an “Effect”), individually or when taken together with all other Effects, (i) that has had, or would reasonably be expected to have a materially adverse effect on the business, results of operations or financial condition of such entity and its Subsidiaries, taken as a whole, or (ii) that has a material adverse effect on the authority or ability of such entity to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof; provided, however, that none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: (i) any changes in general economic, political or financial market conditions; (ii) any facts, circumstances or conditions affecting the industry generally in which such entity operates; (iii) any acts of war (including escalation in conflicts involving the United States), acts of God (including natural disasters), terrorism or similar event (provided that, in the case of clauses (i) – (iii), such changes, acts, facts, circumstances or conditions do not affect such entity disproportionately as compared to other companies operating in the same industries or geographies as such entity); (iv) the announcement or pendency of this Agreement, the Merger or any of the transactions contemplated by this Agreement, including any loss of employees, and any cancellation of or delay in customer orders; (v) any changes in the trading volume or trading prices of such entity’s capital stock; (vi) any failure to meet internal estimates or published analyst estimates, in the case of subclauses (v) or (vi), in and of themselves (provided that such exclusion shall not apply to any underlying Effect that may have caused such change in trading prices or volumes or failure to meet estimates); or (vii) any Effects arising out of any action required to be taken, or the omission of any action that is prohibited by, the terms of this Agreement; or (viii) any changes in applicable Legal Requirements or GAAP (provided that such changes do not affect such entity disproportionately as compared to other companies operating in the same industries or geographies as such entity).

(ss) “Merger Sub Common Stock” shall mean the common stock, par value $0.001 per share, of Merger Sub.

(tt) “Nasdaq” shall mean the NASDAQ Global Select Market.

(uu) “Open Source” shall mean any open source, public source or freeware Intellectual Property, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license or software that is licensed pursuant to a license that purports to require the distribution of or access to Source Code or purports to restrict the licensee’s ability to charge for distribution of or to use software for commercial purposes.

(vv) “Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(ww) “Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the Company Financials in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests that are not yet due; (iii) Liens to secure obligations to landlords, lessors or renters under leases or rental agreements or underlying leased property; (iv) Liens imposed by applicable Legal Requirements (other than Tax law); (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; and (vii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports.

(xx) “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(yy) “Proxy Statement” shall mean the proxy statement to be filed with the SEC.

(zz) “PTO” shall mean the United States Patent and Trademark Office.

(aaa) “REACH” shall mean the European Commission Regulation 1907/2006.

(bbb) “Registered Intellectual Property” shall mean patents, registered copyrights, registered trademarks, and domain names and all applications for any of the foregoing.

(ccc) “ROHS Directives” shall mean the European Union Directives 2002/95/EC and 2011/65/EU on the restriction on the use of certain hazardous substances in electronic products.

(ddd) “SEC” shall mean the United States Securities and Exchange Commission.

(eee) “Securities Act” shall mean the Securities Act of 1933, as amended.

(fff) “Shrink-Wrapped Code” shall mean generally commercially available binary code (other than development tools and development environments) where available for a cost of not more than $10,000 for a perpetual license for a single user or work station (or $75,000 in the aggregate for all users and work stations).

(ggg) “Source Code” shall mean computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

(hhh) “Subsidiary” shall mean, when used with respect to any party, any corporation, association, business entity, partnership, limited liability company or other Person of which such party, either alone or together with one or more Subsidiaries or by one or more Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than fifty percent (50%) of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

(iii) “Superior Proposal” shall mean, with respect to the Company, an unsolicited bona fide written Alternative Transaction Proposal that the Company receives at any time from and after the Date of this Agreement and prior to Closing that (i) the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and the Company Financial Advisor) to be more favorable (taking into account all relevant legal, financial, regulatory, timing and other aspects of such Alternative Transaction Proposal (including the conditions thereto) and the identity of the Person making the proposal), and is more favorable from a financial point of view, to the Company’s stockholders than the transactions contemplated by this Agreement (after taking into account all of the terms of any proposal by Parent to amend or modify the terms of the transactions contemplated by this Agreement), (ii) provides for consideration consisting exclusively of cash and/or publicly traded securities, and for which financing, to the extent required by the Person making the offer, is then fully committed and has no material conditions other than those conditions to such Alternative Transaction Proposal, and (iii) is reasonably capable of being consummated on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” that each reference to “20%” in the definition of “Alternative Transaction Proposal” contained herein shall be deemed to be a reference to “50%.”

(jjj) “Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, property and excise taxes, together with all interest, penalties and additions imposed with respect to such amounts, and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any liability under Treasury Regulations Section 1.1502-6 or any comparable provision of state or local or non-U.S. law (including any arrangement for group or consortium relief or similar arrangement)) including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

(kkk) “Tax Returns” shall mean all returns, declarations, estimates, reports, information returns, statements and other documents, including any amendments of and attachments to any of the foregoing, filed or required to be filed in respect of any Taxes.

(lll) “Termination Agreement” shall mean that certain agreement between the Company and Ramp Holdings, Inc. dated September 12, 2012.

(mmm) “Termination Fee” shall mean an amount in cash equal to one million, six hundred forty two thousand, two hundred eighty one dollars ($1,642,281.00).

(nnn) “Trade Secrets” shall mean information, including a formula, pattern, compilation, program, device, method, technique, or process, that (i) derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(ooo) “Voting Debt” shall mean any bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders of the Company may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company.

(ppp) “WARN” shall mean the federal Worker Adjustment and Retraining Notification Act, as amended.

(qqq) “WEEE Directive” shall mean the European Union Directive 2002/96/EC on waste electrical and electronic equipment.

1.2 Additional Defined Terms. The following capitalized terms shall have the respective meanings set forth in the respective Sections of this Agreement set forth opposite each such respective terms below:

Term	Section
401(k) Plan	6.9(b)
Agreement	Preamble
Antitrust Restraint	6.6(e)
Business Partners	3.17(a)(viii)
Certificate of Merger	2.2
Certificates	2.8(c)
Change of Recommendation Notice	6.3(d)(ii)
Closing	2.2
Closing Date	2.2
Code	2.8(d)
Company	Preamble
Company Balance Sheet	3.4(b)
Company Charter Documents	3.1(b)
Company Disclosure Letter	Article III
Company Financials	3.4(b)
Company Material Contract	3.17(a)
Company Purchase Plans	3.2(c)
Company SEC Reports	3.4(a)
Company Stockholder Approval	3.3(a)
Company Stockholders’ Meeting	6.2(a)
Confidentiality Agreement	6.4(a)
Continuation Notice	6.3(e)
Continuing Employees	6.9(e)
Cutoff Time	3.2(a)
Delaware Law	RECITALS
Dissenting Shares	2.7(a)
Dissenting Stockholder	2.7(a)
Effective Time	2.2
Employee Termination Release	6.9(d)(iii)

Term	Section
End Date	8.1(b)
Engagement Letter	3.14(a)
Fairness Opinion	3.20
GAAP	3.4(b)
Governmental Authorizations	3.10
Indemnified Parties	6.10(a)
Key Employee Non-Competition Agreements	RECITALS
Key Employee Offer Letters	RECITALS
Key Employee Severance Benefit Plan	6.9(d)(iii)
Key Employees	RECITALS
Lease Documents	3.7(b)
Leased Real Property	3.7(a)
Merger	2.1
Merger Consideration	2.6(a)
Merger Sub	Preamble
Necessary Consents	3.3(c)
Offer Letter	6.9(d)
Option Consideration	2.6(b)(i)
Parent	Preamble
Parent Plans	6.9(e)
Paying Agent	2.8(a)
Payment Fund	2.8(b)
Offer Letter	6.9(d)(i)
Representatives	6.3(a)
RSU Consideration	2.6(b)(ii)
Section 262	2.7(a)
Severance Benefit Plan	6.9(d)(iii)
Significant Customer	3.22(a)
Significant Supplier	3.22(b)
SOX	3.4(a)
Surviving Corporation	2.1
Tax Incentive	3.6(l)
Terminated Employee	6.9(d)(iii)
Triggering Event	8.1
Voting Agreement	RECITALS

ARTICLE II

THE MERGER

2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the

“Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

2.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”) as soon as practicable on or after the Closing Date. The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 1700 K Street NW, Washington, D.C. 20006, at a time and date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article V (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4 Certificate of Incorporation and Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Ditech Networks, Inc.” and the Certificate of Incorporation shall be amended so as to comply with Section 6.10(a). Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws.

2.5 Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time, (a) the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, (b) the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed, and (c) Parent, the Company and the Surviving Corporation shall cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers, respectively of each of the Company’s Subsidiaries immediately after the Effective Time (or as soon as reasonably practicable thereafter), each to hold office as a director or officer of each such Subsidiary in accordance with the provisions of the laws of the respective jurisdiction of organization and the respective bylaws or equivalent organizational documents of each such Subsidiary.

2.6 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be cancelled pursuant to Section 2.6(e), will be cancelled and extinguished and automatically converted (subject to Section 2.7) into the right to receive cash in an amount equal to one dollar and forty five cents ($1.45), without interest thereon (the “Merger Consideration”) upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.10).

(b) Employee Equity Awards.

(i) Options. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall, to the extent then unvested, become fully vested and exercisable, and shall be canceled if not exercised prior to the Effective Time, in each case, in accordance with and pursuant to the terms of the Company Stock Plans and related award agreements under which such Company Options were granted. In consideration of such cancellation, each holder of a Company Option that is not exercised prior to the Effective Time and has a per-share exercise price less than the Merger Consideration, if any, will be entitled to receive in settlement of such Company Option as promptly as practicable following the Effective Time, a cash payment from Parent, reduced by any income or employment tax withholding required under the Code or any provision of state, local or foreign tax law, equal to the product of (i) the total number of shares of Company Common Stock otherwise issuable upon exercise of such Company Option and (ii) the Merger Consideration less the applicable exercise price per share of Company Common Stock of such Option (the “Option Consideration”). Any Company Option not exercised prior to the Effective Time with a per-share exercise price that equals or exceeds the Merger Consideration shall be canceled at the Effective Time and no payment shall be made in respect thereof. As soon as practicable following the Effective Time, Parent shall provide to the Company funds in an amount sufficient to pay the aggregate Option Consideration and cause the Company to pay the Option Consideration to the holders of the Company Options not exercised prior to the Effective Time as contemplated by this Section 2.6(b)(i).

(ii) Restricted Stock Units. As of the Effective Time, each Company RSU shall be converted into the right to receive from Parent, as promptly as practicable following the Effective Time, an amount in cash equal to the Merger Consideration that the holder would have been entitled to receive had such Company RSU vested in full and settled immediately prior to the Effective Time (the “RSU Consideration”), reduced by any income or employment tax withholding required under the Code or any provision of state, local or foreign tax law, and when so converted will be automatically canceled and will cease to exist. As soon as practicable following the Effective Time, Parent shall provide to the Company funds in an amount sufficient to pay the aggregate RSU Consideration and cause the Company to pay the RSU Consideration to the holders of the Company RSUs as contemplated by this Section 2.6(b)(ii).

(iii) Company Unvested Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Unvested Common Stock shall become fully vested.

(iv) Necessary Actions. Prior to the Effective Time, the Company shall take any actions necessary to be taken by the Company to effect the transactions anticipated by this Section 2.6(b) under the Company Stock Plans and all Company Option, Company Unvested Common Stock and Company RSU agreements and any other plan or arrangement of the Company (whether written or oral, formal or informal). As soon as practicable following the date hereof, the Company shall deliver or cause to be delivered to each holder of a Company Option, Company Unvested Common Stock or Company RSU any certifications, notices or other communications required by the terms of such Company Option, Company Unvested Common Stock or Company RSU or any agreement entered into with respect thereto to be delivered to such holder prior to the consummation of the Merger.

(v) Company Purchase Plans. No new Offerings (as defined in the Company Purchase Plans), shall begin under the Company Purchase Plans effective as of immediately following the date of this Agreement.

(c) Company Warrants. Prior to the Effective Time, and subject to the reasonable review and approval of Parent, the Company shall use its commercially reasonable efforts to ensure that all Company Warrants shall be terminated and cancelled prior to the Effective Time, and shall not represent any right to receive consideration pursuant to the terms of this Agreement.

(d) Cancellation of Treasury and Parent Owned Stock. Each share of Company Common Stock held by the Company or Parent, or any direct or indirect wholly owned Subsidiary of the Company or of Parent, immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

(e) Capital Stock of Merger Sub. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(f) Adjustments to Merger Consideration. The Merger Consideration (including for such purposes the incorporated definition of Merger Consideration used in calculating the Option Consideration and RSU Consideration as provided in Section 2.6(b)(i) and (ii)) shall be adjusted to reflect fully the appropriate effect of (i) any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

2.7 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Common Stock held by a holder who is entitled to demand, and who properly demands, appraisal of such shares (a “Dissenting Stockholder”), pursuant to, and also complies in all material respects with, Section 262 of Delaware Law (such Section, “Section 262” and such shares, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Common Stock set forth in Section 2.6, but rather, such Dissenting Stockholder shall only be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262 (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such Dissenting Stockholder shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262).

(b) Notwithstanding the provisions of Section 2.7(a), if any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Section 262, then, as of the later of the Effective Time and the occurrence of such event, such Dissenting Shares shall automatically be converted into and represent only the right to receive the consideration for Company Common Stock set forth in Section 2.6, without interest thereon, upon surrender of the certificate representing such shares.

(c) The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to Section 262, and (ii) the opportunity to participate in any negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any holder of Company Common Stock with respect to such demands shall be submitted to Parent in advance and shall not be presented to any holder of Company Common Stock prior to the Company receiving Parent’s consent (not to be unreasonably withheld or delayed; and in no event delayed in a manner that prevents the Company from timely complying with its obligations under Section 262 or other applicable Legal Requirements).

2.8 Surrender of Certificates.

(a) Paying Agent. Parent shall select an institution reasonably acceptable to the Company (whose consent shall not be unreasonably withheld or delayed) to act as the paying agent (the “Paying Agent”) for the Merger.

(b) Parent to Provide Funds. Prior to the Effective Time, Parent shall enter into an agreement with the Paying Agent (to be effective as of the Effective Time) that shall provide that Parent shall deposit with the Paying Agent, in trust for the benefit of the Company’s stockholders and for exchange in accordance with this Article II, the cash in an amount sufficient for payment of the aggregate Merger Consideration (the “Payment Fund”).

(c) Payment Procedures. Promptly following the Effective Time, Parent shall instruct the Paying Agent to mail to each holder of record of certificates or instruments evidencing the Company

Common Stock that were outstanding immediately prior to the Effective Time (collectively, the “Certificates”) and which were converted into the right to receive the Merger Consideration pursuant to Section 2.6(a), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and/or the Paying Agent may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration pursuant to Section 2.6(a). Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Parent or the Paying Agent (including any required IRS Form W-9 or Form W-8), the holders of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration to which such holder is entitled pursuant to Section 2.6(a), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration. No interest will be paid or accrued on any cash payable to holders of Certificates pursuant to this Agreement. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, Merger Consideration that the holder thereof has the right to receive pursuant to Section 2.6 may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.

(d) Required Withholding. Each of Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Entity, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(e) No Liability. Notwithstanding anything to the contrary in this Section 2.8, neither Parent, the Paying Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Investment of Payment Fund. The Paying Agent shall invest the cash included in the Payment Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to Company stockholders pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Payment Fund, and any amounts in excess of the amounts payable to Company stockholders pursuant to this Article II shall promptly be paid to Parent. To the extent that there are any losses with respect to any such investments, or the Payment Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by this Article II.

(g) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed to the holders of Certificates six (6) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 2.8 shall after such delivery to the Surviving Corporation, subject to Section 2.8(d), look only to the Surviving Corporation solely as general creditors for the Merger Consideration pursuant to Section 2.6(a). To the extent permitted under applicable law, any such portion of the Payment Fund remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

2.9 No Further Ownership Rights in any Company Common Stock. The Merger Consideration issued upon the surrender for exchange of Company Common in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. If any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.6(a) hereof; provided, however, that Parent or Paying Agent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter of the Company addressed to Parent and Merger Sub, dated as of the date hereof and delivered to Parent and Merger Sub concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) (it being understood that (i) the Company Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections contained in this Article III and (ii) the disclosures in any section or subsection of the Company Disclosure Letter shall qualify the applicable representations and warranties in the corresponding section or subsection of this Article III and, in addition, the representations and warranties in other sections or subsections in this Article III to the extent it is reasonably apparent on the face of such disclosures that such disclosures are applicable to such other sections or subsections), the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted, and (iii) is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business makes such qualification or licensing necessary, except, in the case of this clause (iii), where the failure to be so qualified or licensed to do business and to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) Charter Documents. The Company has made available to Parent a true and correct copy of the certificate of incorporation, and bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”). The Company is not in violation of any of the provisions of the Company Charter Documents.

(c) Subsidiaries. Section 3.1(c) of the Company Disclosure Letter sets forth each Subsidiary of the Company. The Company is the owner, directly or indirectly, of all of the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary and all such shares or interests have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of all Liens, and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person. None of the Company’s Subsidiaries, either individually or in the aggregate is material to the business of the Company and its Subsidiaries, taken as a whole. None of the assets or liabilities of the Subsidiaries, either individually or in the aggregate is material to the business of the Company and its Subsidiaries, taken as a whole.

3.2 Capital Structure.

(a) Capital Stock. The authorized capital stock of Company consists of: (i) fifty-five million (55,000,000) shares of Company Common Stock and (ii) five million (5,000,000) shares of Company Preferred Stock. As of the close of business on September 14, 2012 (the “Cutoff Time”): (i) 26,894,963 shares of Company Common Stock were issued and outstanding (excluding shares of Company Common Stock held by the Company in its treasury and Company Unvested Common Stock), (ii) no shares of Company Unvested Common Stock were issued and outstanding, (iii) no shares of Company Common Stock were issued and held by the Company in its treasury and (iv) no shares of Company Preferred Stock were issued and outstanding. No shares of Company Common Stock or Company Preferred Stock are owned or held by any Subsidiary of the Company. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company Charter Documents, or any agreement to which the Company is a party or by which it is bound. In the period from the Cutoff Time to the date hereof, the Company has not issued any shares of Company Stock, other than pursuant to Company Options or Company RSUs outstanding on the date hereof.

(b) Company Unvested Common Stock and Company RSUs. Section 3.2(b) of the Company Disclosure Letter sets forth, as of the Cutoff Time, a list of each holder of Company Unvested Common Stock and Company RSUs, and (i) the name of the holder of such Company Unvested Common Stock or Company RSUs, (ii) the number of shares of Company Unvested Common Stock or Company RSUs held by such holder, (iii) the date of issuance of such shares of Company Unvested Common Stock or Company RSUs, (iv) the repurchase price of such Company Unvested Common Stock, (v) the extent to which such Company right of repurchase or forfeiture has lapsed as of the Cutoff Time, and (vi) whether or not the holder of such shares of Company Unvested Common Stock or Company RSUs is an employee of the Company or one of its Subsidiaries. Except as expressly required or provided by this Agreement, or as set forth on Section 3.2(b) of the Company Disclosure Schedule, there are no commitments or agreements obligating the Company to waive its right of repurchase or forfeiture with respect to any Company Unvested Common Stock as a result of the Merger. In the period from the Cutoff Time to the date hereof, the Company has not issued any shares of Company Unvested Common Stock or granted any Company RSUs.

(c) Company Options and Company Warrants. As of the Cutoff Time: (i) 3,394,662 shares of Company Common Stock are issuable upon the exercise of Company Options under the Company Stock Plans, the weighted average exercise price of such Company Options is $3.51, and 2,581,243 shares of Company Common Stock underlying such 3,394,662 Company Options are vested and exercisable; (ii) 1,103,761 shares of Company Common Stock are available for future grant under the Company Stock Plans; (iii) 176,280 shares of Company Common Stock are available for issuance under the Company’s Employee Stock Purchase Plan and any other employee stock purchase plan of the Company (the “Company Purchase Plans”); (iv) no shares of Company Common Stock are issuable pursuant to outstanding options to purchase Company Common Stock (A) which are issued other than pursuant to the Company Stock Plans and (B) other than shares reserved for issuance under the Company Purchase Plans; and (v) 100,000 shares of Company Common Stock are issuable upon the exercise of Company Warrants. Section 3.2(c) of the Company Disclosure Letter sets forth a list, as of the Cutoff Time, of each outstanding Company Option and Company Warrant: (a) the particular Company Stock Plan (if any) pursuant to which any such Company Option was granted; (b) the name of the holder of such Company Option or Company Warrant; (c) the number of shares of Company Common Stock subject to such Company Option or Company Warrant; (d) the exercise price of such Company Option or Company Warrant; (e) the date on which such Company Option or Company Warrant was granted or issued; (f) the extent to which such Company Option or Company Warrant is vested and exercisable as of the Cutoff Time; and (g) the date on which such Company Option or Company Warrant expires. All shares of Company Common Stock subject to issuance under the Company Stock Plans, the Company Purchase Plans and the Company Warrants, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as expressly required or provided by this Agreement, or as otherwise set forth in Section 3.2(c) of the Company Disclosure Letter, there are no commitments or agreements obligating the Company to accelerate the vesting of any Company Option as a result of the Merger. There are no ongoing offering periods, and therefore no purchase rights outstanding, under the Company Purchase Plans. There are no outstanding or authorized stock appreciation, phantom stock, or other similar equity awards or rights with respect to the Company. In the period from the Cutoff Time to the date hereof, the Company has not granted any Company Options or issued any Company Warrants.

(d) Voting Debt. Except as set forth in Section 3.2(d) of the Company Disclosure Letter, no Voting Debt is issued or outstanding as of the date hereof.

(e) Other Securities. Except as otherwise set forth in Section 3.2(b), Section 3.2(c) or Section 3.2(e) of the Company Disclosure Letter, as of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Stock, Voting Debt or other voting or non-voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking. All outstanding shares of Company Stock, Company Options, Company Warrants and all outstanding shares of capital stock of each Subsidiary of the Company have been issued, granted or repurchased in compliance with (i) all applicable securities laws and all other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts of the Company or any of its Subsidiaries. Except for shares of Company Unvested Common Stock, there are no outstanding Contracts of the Company or any of its Subsidiaries to (x) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (y) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the knowledge of the Company, other than the Voting Agreements and the irrevocable proxies granted pursuant to the Voting Agreements, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries.

3.3 Authority; No Conflict; Necessary Consents.

(a) Authority. The Company has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Merger, to obtaining Company Stockholder Approval (as defined below) as contemplated in Section 6.2. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to obtaining the Company Stockholder Approval and the filing of the Certificate of Merger pursuant to Delaware Law. The vote of the Company’s stockholders that is required by the Company Charter Documents, by applicable Legal Requirements and by any applicable Contracts between the Company and any of its stockholders, to approve this Agreement, the Merger and the transactions contemplated hereby by the Company stockholders is set forth in Section 3.3(a) of the Company Disclosure Letter (such required vote set forth on Section 3.3(a) of the Company Disclosure Letter, the “Company Stockholder Approval”). By resolution adopted by unanimous vote at a meeting of all members of the Company’s Board of Directors duly called and held and not subsequently rescinded or modified in any way, the Board of Directors of the Company has duly (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, and declared the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger and directed that such matter be submitted to the Company’s stockholders at the Company Stockholders’ Meeting. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

(b) No Conflict. Neither the execution and delivery of this Agreement by the Company, nor the consummation of the Merger or any other transaction contemplated hereby: (a) conflicts with, or (with or without notice or lapse of time, or both) results in a termination, breach, impairment or violation of, or constitutes a default under, or requires a consent, waiver or approval of any Person under, (i) any provision of the Company Charter Documents, each as currently in effect, (ii) subject to compliance with the requirements of the Necessary Consents (as defined below), any Legal Requirement applicable to the Company, any of its Subsidiaries, or any of their respective assets or properties, or (iii) except as set forth in Section 3.3(b) of the Company Disclosure Letter, any Company Material Contract (as defined below) to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective assets or properties are bound, (except in the case of clause (iii), where such conflicts, terminations, breaches, impairments, violations or defaults, or failures to obtain such consents, waivers or approvals, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect on the Company); or (b) will result in the creation of any Lien on any of the material properties or assets of the Company or its Subsidiaries, taken as a whole, except where such Liens, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect on the Company.

(c) Necessary Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents, as required by applicable Legal Requirements, with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act and such other filings with Governmental Entities as may be required by any federal or state securities laws, and (iii) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not, individually or in the aggregate, (x) be or reasonably be expected to be, material to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken together as a whole, or (y) be or reasonably be expected to materially impede the ability of the Company to consummate the transactions contemplated by this Agreement (including the Merger) in accordance with the terms hereof and Law. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iii) are referred to herein as the “Necessary Consents.”

3.4 SEC Filings; Financial Statements; Internal Controls.

(a) SEC Filings. Since May 1, 2010, the Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with, or furnished to, the SEC (all such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports”). As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, in each case, as in effect on the date such Company SEC Report was filed, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, unless corrected in a later filed Company SEC Report. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company and each of its executive officers and directors are in compliance with, and have complied, in each case in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under or pursuant to such act (“SOX”), and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing: (i) complied, as of their respective dates of filing with the SEC, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or 8-K under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated (except that the unaudited interim financial statements were subject to normal and recurring year-end and quarter-end adjustments which were not material). The Company does not intend to correct or restate, nor, to the knowledge of the Company, are there any facts or circumstances that would reasonably be expected to result in any correction or restatement of, any material aspect of the Company Financials. The unaudited balance sheet of the Company contained in the Company SEC Reports as of January 31, 2012, is hereinafter referred to as the “Company Balance Sheet.” The Company has not had any significant dispute with any of its auditors regarding accounting matters or policies during any of its past five (5) full fiscal years or during the current fiscal year-to-date. The books and records of the Company have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements, and the Company Financials are consistent in all material respects with such books and records. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, including, without limitation, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company and its Subsidiaries taken as a whole, in the Company’s published financial statements or other Company SEC Reports. The Company has made appropriate disclosures in the Financial Statements in accordance with the requirements of ASC 740-10 (formerly Financial Interpretation No. 48 of FASB Statement No. 109, Accounting for Uncertain Tax Positions).

(c) No Undisclosed Liabilities. Except as reflected or reserved against in the Company Balance Sheet, neither the Company nor any of its Subsidiaries has any Liabilities of any nature which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, except (i) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries included in the SEC Reports filed prior to the date of this Agreement, (ii) Liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice which are of the type which ordinarily recur and, individually or in the aggregate, are not material in nature or amount, and (iii) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement (other than those arising out of a breach of Section 5.1).

(d) Amendments. Since May 1, 2010, no “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) filed as an exhibit to the Company SEC Reports has been amended or modified, except for amendments or modifications which have been filed as an exhibit to a subsequently dated Company SEC Report. The Company has responded to all comment letters of the staff of the SEC relating to the Company SEC Reports, and the SEC has not advised the Company that any final responses are inadequate, insufficient or otherwise non-responsive. To the Company’s knowledge, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comments. The Company has made available to Parent true, correct and complete copies of all correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other, including all SEC comment letters and responses to such comment letters by or on behalf of the Company, since May 1, 2010.

(e) Escheat. There are no material amounts payable by the Company or any of its Subsidiaries under any Legal Requirement relating to unclaimed or abandoned property or escheat.

(f) Internal Controls. The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Company’s Board of Directors, (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP applied on a consistent basis and (B) to maintain accountability for assets, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries, (iv) the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data. To the Company’s knowledge, there is no fraud, whether or not material, that involves management or other current or former employees of the Company or any of its Subsidiaries who have a role in the Company’s internal control over financial reporting. The Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the “principal executive officer” and the “principal financial officer” of the Company required by Section 302 of the SOX with respect to such reports, and such controls are effective for this purpose. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of SOX and the rules and regulations promulgated thereunder with respect to the Company SEC Reports and the statements contained in such certifications are true and accurate as of the date hereof. The Company has established and maintains “internal control over financial reporting” (as defined in Rule 13a-15 promulgated under the Exchange Act) and such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements in accordance with GAAP.

3.5 Absence of Certain Changes or Events.

(a) Since the date of the Company Balance Sheet, the Company and its Subsidiaries have operated their businesses in the ordinary course consistent with past practices, and since such date there has not been any Material Adverse Effect on the Company.

(b) Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would have resulted in a breach of Section 5.1 (other than subsection (xvi) thereof) had such section been in effect since the date of the Company Balance Sheet.

3.6 Taxes.

(a) Except as set forth on Section 3.6(a) of the Company Disclosure Letter, each of the Company and its Subsidiaries has prepared and timely filed all U.S. federal, state, local and non-U.S. income and franchise Tax Returns and all other material Tax Returns required to be filed relating to any and all Taxes concerning or attributable to the Company, any of its Subsidiaries or their respective operations, and such Tax Returns in all material respects are true, correct and complete in accordance with applicable Legal Requirements.

(b) Except as set forth on Section 3.6(b) of the Company Disclosure Letter, each of the Company and its Subsidiaries has (i) timely paid all Taxes it is required to pay, and (ii) timely paid or withheld (and timely paid over any withheld amounts to the appropriate Governmental Entity) all income Taxes, Federal Insurance Contribution Act and Federal Unemployment Tax Act amounts, and other U.S. federal, state, local and non-U.S. Taxes (including, but not limited to, all Taxes required to be reported and withheld on any U.S or non-U.S. stock options) required to be withheld.

(c) Neither the Company nor any of its Subsidiaries had any liabilities for unpaid Taxes as of the date of the Company Balance Sheet that had not been accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, and no power of attorney with respect to any Taxes has been executed or filed with any Governmental Entity by or on behalf of the Company or any of its Subsidiaries that remains in effect.

(e) Except as set forth on Section 3.6(e) of the Company Disclosure Letter, no audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any proposed audit or other examination. No adjustment relating to any Tax Return filed by the Company has been proposed in writing by any Governmental Entity. The Company has made available to Parent records setting forth the dates of all audits or examinations, if any, of the Company or any of its Subsidiaries by any Governmental Entity in respect of Taxes for which the statute of limitations has not yet expired. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction.

(f) There are (and immediately following the Effective Time there will be) no Liens on the Assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries is, or has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(h) Neither the Company nor any of its Subsidiaries has (a) ever been a member of an affiliated, consolidated, combined, unitary or similar group (including within the meaning of Code §1504(a)) filing a consolidated Tax Return (other than a group the common parent of which was the Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its Subsidiaries owe any amount under any such agreement, (c) any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of Law or otherwise (including, without limitation, liability for social security payments for subcontractors) or (d) ever been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes. For the purposes of this Section 3.6(h), the following agreements shall be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company or any of its Subsidiaries, and (ii) commercially reasonable agreements not primarily related to Taxes providing for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned, purchased or sold in the ordinary course of business and (iii) general indemnification provisions not primarily related to Taxes contained in the Company’s non-exclusive end user license agreements entered into in the ordinary course of business and consistent with past practices.

(i) Neither the Company nor any of its Subsidiaries will be required to include any income or gain in or exclude any deduction or loss from income for any taxable period or portion thereof after the Closing Date as a result of (a) any change in method of accounting made on or prior to the Closing Date, (b) closing agreement under Section 7121 of the Code (or any similar Legal Requirement) entered into on or prior to the Closing Date, (c) income deferred under Section 108(i) of the Code (or any similar Legal Requirement), (d) deferred intercompany gain or excess loss account under Treasury Regulations under Section 1502 of the Code (or any similar Legal Requirement) in connection with a transaction entered into prior to the Closing Date for any Tax period or portion thereof after the Closing Date, (e) installment sale or open transaction disposition entered into prior to the Closing Date, (f) prepaid amount received prior to the

Closing Date or (g) under Section 951 of the Code (or any similar Legal Requirement) arising from transactions or events occurring on or prior to the Closing Date.

(j) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(k) Neither the Company nor any of its Subsidiaries has engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b). Neither the Company nor any of its Subsidiaries has participated in any transaction, scheme or arrangement of which a principal purpose or effect is the avoidance or evasion of a Tax liability of the Company or any of its Subsidiaries.

(l) The Company and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order that is not generally available to persons in circumstances similar to that of the holder of the grant (each, a “Tax Incentive”), and, to the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(m) Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction other than its jurisdiction of incorporation or formation and does not have and has not at any time had a branch, agency or permanent establishment outside the jurisdiction in which it is incorporated or itself constituted an agent or permanent establishment of any person for any Tax purpose.

(n) The Company and its Subsidiaries are in substantial compliance with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries. The prices for any property or services (or for the use of any property) provided by the Company or any of its Subsidiaries to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(o) The Company has made available to Parent or its legal counsel or accountants copies of all income and franchise and other material Tax Returns of the Company and each of its Subsidiaries for all Tax periods beginning on or after May 1, 2008.

(p) Loss of Executive Compensation Deduction. There is no Contract to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee of the Company or any ERISA Affiliate, which, individually or collectively with other payments the Company makes, that will give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

(q) Section 409A Compliance. Except as set forth in Section 3.6(q) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and other guidance promulgated thereunder. Neither the Company nor any of its Subsidiaries is a party to, or otherwise obligated under, any Contract that provides for a gross up of Taxes imposed by Section 409A of the Code. Each nonqualified deferred compensation plan maintained or sponsored by the Company or any of its Subsidiaries (as defined in Section 409A(d)(1) of the Code) has since (i) January 1, 2005 been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005-1), and (iii) January 1, 2009, been in documentary and operational compliance with Section 409A of the Code. No Company Option, stock appreciation right, or other similar right to acquire Company Common Stock or other equity of the Company or any of its Subsidiaries granted to or held by an individual or entity who is or may be subject to United States taxation (A) has an exercise price that is less than the fair market value of the underlying equity as of the date such Company Option, stock appreciation right or other similar right was granted; (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of vesting, or exercise or disposition of such Company Option, stock appreciation right or other similar right; and (C) has failed to be properly accounted for in accordance with GAAP in the Company Financials.

(r) Section 280G. There is no agreement, contract, arrangement or plan to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G of the Code. No payment or benefit which has been, will be or may be made by the Company or any of its Subsidiaries with respect to any individual will, or could reasonably be expected to, be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code as a result of the transactions contemplated by this Agreement, either alone or in conjunction with any other event (whether contingent or otherwise). There is no Contract to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code. Section 3.6(r) of the Company Disclosure Letter lists all persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

3.7 Title to Properties.

(a) Properties. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property nor is either party to any agreement to purchase or sell any real property. Section 3.7(a) of the Company Disclosure Letter sets forth a list of all real property currently leased, licensed or subleased by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (the “Leased Real Property”), the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date of the lease, license, sublease or other occupancy right and each amendment thereto. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies), and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would reasonably be expected to constitute a material default) by the Company or any of its Subsidiaries, or to the knowledge of the Company, by any other party thereto. The Company or its Subsidiaries currently occupy all of the Leased Real Property for the operation of its business. To the knowledge of the Company, no parties other than the Company or any of its Subsidiaries have a right to occupy any Leased Real Property. To the knowledge of the Company, the Leased Real Property is in compliance, in all material respects, with Legal Requirements and neither the operations of the Company nor any of its Subsidiaries violate in any material respects any Legal Requirements relating to such property or operations thereon. The Company and each of its Subsidiaries has performed all of its material obligations under any material termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no material continuing Liability with respect to such terminated real property leases. The Leased Real Property and the physical assets of the Company and the Subsidiaries contained therein are, in all material respects, in good condition and repair, subject to normal wear and tear. Neither the Company nor any of its Subsidiaries would reasonably be expected to be required to expend more than $25,000 in causing any Leased Real Property to comply with the surrender conditions set forth in the applicable Lease Documents, provided that the condition of the Leased Real Property is in the same condition as it is as of the date of this Agreement, and that such surrender is at the end of the term of the lease of such Leased Real Property. Neither the Company nor any Subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Leased Real Property.

(b) Documents. The Company has made available to Parent correct and complete copies of all leases, lease guaranties, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Documents”); and there are no other Lease Documents affecting the Leased Real Property or to which the Company or any of its Subsidiaries is bound, other than those identified in Section 3.7(b) of the Company Disclosure Letter.

(c) Valid Title. Each of the Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except (i) as reflected in the Company Balance Sheet, or (ii) Permitted Liens.

(d) Customer Information. The Company and each of its Subsidiaries has sole and exclusive ownership, free and clear of any Liens (other than Permitted Liens), of its internally maintained customer lists and internally maintained customer licensing and purchasing histories relating to its current and former customers.

3.8 Intellectual Property.

(a) Registered Intellectual Property; Proceedings. Section 3.8(a) of the Company Disclosure Letter (i) lists all Company Registered Intellectual Property and (ii) lists any proceedings or actions before any court or tribunal (including the PTO or equivalent authority anywhere in the world) in which any of the Company Registered Intellectual Property is involved.

(b) Company Products. Section 3.8(b) of the Company Disclosure Letter sets forth a list (by name and version number) of all Company Products currently sold or distributed by the Company or any of its Subsidiaries or any Company products, technologies and services that have been sold or distributed by the Company or any of its Subsidiaries in the past twenty-four (24) months.

(c) Registration. To the knowledge of Company, each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the jurisdictions listed in Section 3.8(a) of the Company Disclosure Letter for the purposes of prosecuting and maintaining such Company Registered Intellectual Property in such jurisdictions.

(d) Further Actions. Except as set forth in Section 3.8(d) of the Company Disclosure Letter, there are no actions that must be taken by the Company or any of its Subsidiaries within one hundred twenty (120) days of the date hereof, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(e) Assignments and Recordation. In each case in which the Company or any of its Subsidiaries has acquired or sought to acquire any ownership of material Intellectual Property Rights from any Person, including as a result of engaging any Person to develop or create any material Intellectual Property or material Intellectual Property Rights for the Company or any of its Subsidiaries, the Company or, to the knowledge of the Company, such Subsidiary, as the case may be, has obtained a valid and enforceable assignment sufficient to irrevocably transfer all such Intellectual Property Rights to the Company or such Subsidiary, as the case may be, and, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company or, to the knowledge of the Company, such Subsidiary, as the case may be, has recorded each such assignment with the relevant governmental authorities, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(f) Transferability. Except as set forth in Section 3.8(f) of the Company Disclosure Letter, all Company Intellectual Property will be fully transferable, alienable or licensable by Surviving Corporation and/or Parent without restriction and without payment of any kind to any third party, subject to any licenses or similar rights granted by the Company in the Contracts identified in Section 3.8(j)(i) of the Company Disclosure Letter or described in Section 3.8(j)(i), (ii) or (iii) of this Agreement.

(g) Absence of Liens. Each item of Company Intellectual Property (including all Company Registered Intellectual Property) and, to the Company’s knowledge, all Intellectual Property licensed to the Company or its Subsidiaries, is free and clear of any Liens other than Permitted Liens or licenses granted pursuant to the licenses-out identified in Section 3.8(j) of the Company Disclosure Letter or described in Section 3.8(j)(i), (ii), or (iii) of this Agreement. The Company has the sole and exclusive right to bring a claim or suit against a third party for infringement, misappropriation or violation of all material Intellectual Property Rights that are Company Intellectual Property.

(h) Transfer. Neither the Company nor any of its Subsidiaries has (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property Rights material to the business of the Company as currently conducted and as currently proposed to be conducted, to any other Person or (ii) permitted the Company’s or any of its Subsidiaries’ rights in such Intellectual Property Rights material to the business of the Company as currently conducted and as currently proposed to be conducted to lapse or enter into the public domain. In addition, except as set forth in Section 3.8(f) of the Company Disclosure Letter, in the five (5) year period preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Registered Intellectual Property, or (ii) permitted the Company’s or any of its Subsidiaries’ rights in any Registered Intellectual Property to lapse or enter into the public domain.

(i) Licenses-In. Other than (i) Shrink-Wrapped Code, (ii) Open Source as set forth in Section 3.8(q) of the Company Disclosure Letter, (iii) non-disclosure agreements entered into in the ordinary course of business, and (iv) licenses incidental to purchases of hardware, Section 3.8(i) of the Company

Disclosure Letter lists all licenses as of the date of this Agreement to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has been granted or provided any Intellectual Property Rights by a third party.

(j) Licenses-Out. Other than (i) written non-disclosure agreements, (ii) licenses incidental to the sale of hardware, and (iii) non-exclusive licenses and related agreements with respect thereto (including software and maintenance and support agreements) of Company Products to end-users (in each case, pursuant to written “shrink-wrap” or “click-through” agreements that have been entered into in the ordinary course of business that do not materially differ in substance from the Company’s standard form(s) which are included in Section 3.8(j)(i) of the Company Disclosure Letter), Section 3.8(j)(ii) of the Company Disclosure Letter lists all licenses, cross-licenses and Contracts under which the Company or any of its Subsidiaries has granted any Intellectual Property Rights to any third party.

(k) No Infringement. The operation of the business of the Company and its Subsidiaries as it is currently conducted or is currently contemplated to be conducted by the Company and its Subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any Company Product does not infringe or misappropriate, and will not infringe or misappropriate when conducted by Parent and/or Surviving Corporation immediately following the Closing in the manner currently conducted or currently proposed by the Company to be conducted, any valid Intellectual Property Rights of any Person, violate any material right of any Person (including any right to privacy or publicity), or constitute unfair competition or unfair trade practices under the laws of any jurisdiction. No third party that has licensed Intellectual Property or Intellectual Property Rights to the Company or any of its Subsidiaries has ownership rights or license rights to improvements or derivative works made by the Company or any of its Subsidiaries in such Intellectual Property that has been licensed to the Company or any of its Subsidiaries.

(l) Notice. Except as set forth in Section 3.8(l) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received written notice from any Person claiming that any Company Product or Company Intellectual Property infringes or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have knowledge of any basis therefor).

(m) No Third Party Infringement. To the knowledge of the Company, no person has infringed or misappropriated, or is infringing or misappropriating, any Intellectual Property Rights that are Company Intellectual Property, where such infringement or misappropriation has had or would reasonably be expected to have a Material Adverse Effect on the Company’s business.

(n) Transaction. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent by operation of law or otherwise of any Contracts to which the Company or any of its Subsidiaries is a party, will result in: (i) Parent, any of its subsidiaries or the Surviving Corporation granting to any third party any right to or with respect to any Intellectual Property Rights (other than those acquired as a result hereof) owned by, or licensed to, any of them, (ii) Parent, any of its subsidiaries or the Surviving Corporation, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Parent, any of its subsidiaries or the Surviving Corporation being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by Company or any of its Subsidiaries, or required to be offered by, Company or any of its Subsidiaries, respectively, in the absence of this Agreement or the transactions contemplated hereby. The Company is not party to, subject to, or bound by any Contract that would currently give any third party any option, right of first refusal or offer, right of negotiation or similar right with respect to the acquisition of the Company, any Subsidiary or any of their respective assets, or the exclusive licensing of any Company Intellectual Property.

(o) Confidentiality and Security. Each of the Company and its Subsidiaries has taken commercially reasonable steps to protect the security of the Company’s Intellectual Property and the Company’s rights in confidential information and Trade Secrets of the Company and any of its Subsidiaries and in confidential information and Trade Secrets provided by any other Person to the Company or any of its Subsidiaries. Without limiting the foregoing, each of the Company and its Subsidiaries has, and enforces, a policy requiring each current and former employee, consultant and contractor engaged or likely to be engaged in the creation of any material Intellectual Property Rights or material Intellectual Property to execute sufficient proprietary information and confidentiality agreements and all such current and former employees, consultants and contractors of the Company or any Subsidiary have executed such agreements.

(p) No Order. No material Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, settlement agreement, forbearance to sue, consent, stipulation or similar obligation that restricts in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries or may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(q) Open Source. Except as set forth in Section 3.8(q) of the Company Disclosure Letter, no Company Product sold, licensed or distributed by the Company or any of its Subsidiaries in the past twenty-four (24) months contains, includes or constitutes Open Source.

(r) Source Code. Neither the Company, any of its Subsidiaries, nor any other Person acting on any of their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any material portion of Source Code that is Company Intellectual Property or any Source Code for any Company Product sold, licensed or distributed by the Company or any of its Subsidiaries in the past twenty-four (24) months. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, any of its Subsidiaries or any Person acting on their behalf to any Person of any material portion of Source Code that is Company Intellectual Property or any Source Code for any Company Product sold, licensed or distributed by the Company or any of its Subsidiaries in the past twenty-four (24) months. Section 3.8(r) of the Company Disclosure Letter identifies each Contract pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any material portion of Source Code that is Company Intellectual Property or any Source Code for any Company Product sold, licensed or distributed by the Company or any of its Subsidiaries in the past twenty-four (24) months, and describes whether the execution of this Agreement or any of the other transactions contemplated by this Agreement, could result in the release from escrow of any material portion of Source Code that is Company Intellectual Property or any Source Code for any Company Product. For the purposes of this Section 3.8(r), “Source Code” does not include Open Source.

(s) Government Funding. Except as shown in Section 3.8(s) of the Company Disclosure Letter, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Intellectual Property, and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to the Company Intellectual Property.

(t) Simulscribe. Neither the consummation of the Merger (or any other transaction contemplated hereby) nor the acts or omissions of the Company or any of its Subsidiaries have resulted or are likely to result in a “Trigger Event,” as defined under the Reseller Agreement between Diamond and Simulscribe LLC, dated September 10, 2009, as amended.

3.9 Restrictions on Business Activities. Except as set forth in Section 3.9 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, and no asset or property of the Company or any Subsidiary is bound or affected by, any judgment, injunction, order, decree or Contract (non-compete or otherwise) that restricts, in any respect, or prohibits the Company and its Subsidiaries, taken as a whole, from competing anywhere in the world, or from making use of any material Intellectual Property or Intellectual Property Rights (including any judgments, injunctions, orders, decrees or Contracts restricting the geographic area in which the Company or any of its Subsidiaries may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that the Company or any of its Subsidiaries may address in operating the Company’s business, or restricting the prices which the Company or any of its Subsidiaries may charge for its products, technology or services (including most favored customer pricing provisions), or the acquisition by the Company or any of its Subsidiaries of any property or assets), or includes any grants by the Company or any of its Subsidiaries of exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights.

3.10 Governmental Authorizations. Each consent, license, permit, grant, approval or other authorization from a Governmental Entity which is material to the operation of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted (collectively, “Governmental Authorizations”) has been issued or granted to the Company or any of its Subsidiaries, as the case may be. The Governmental Authorizations granted to the Company and to its Subsidiaries are in full force and effect. As of the date hereof, no suspension or cancellation of any of the Governmental Authorizations granted to the Company and to its Subsidiaries, is pending or, to the knowledge of the Company, threatened, except for such suspensions or cancellations that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Entity regarding any actual or possible violation of any Legal Requirement or any Governmental Authorization. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Governmental Authorizations.

3.11 Litigation. Except as set forth in Section 3.11 of the Company Disclosure Letter, there is no action, suit, claim, audit or proceeding of any nature pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any of their respective properties (tangible or intangible), or any of their respective officers or directors (in their respective capacities as such) that (i) involves or alleges an amount in controversy in excess of $25,000, (ii) seeks injunctive relief, or (iii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries as it was operated immediately prior to the date of this Agreement nor is there any reasonable basis therefor. There is no investigation or other proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any of their respective properties (tangible or intangible), or any of their respective officers or directors by or before any Governmental Entity, in each case, that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole nor is there any reasonable basis therefor. There has not been since May 1, 2010, nor are there currently, any internal investigations or inquiries being conducted by the Company, the Company’s Board of Directors (or any committee thereof) or any third party at the request of the Company or the Company’s Board of Directors (or any committee thereof) concerning any financial, accounting, tax, conflict of interest, illegal activity, discrimination, harassment, fraudulent or deceptive conduct or other misfeasance or malfeasance issues, nor are there, to the knowledge of the Company, any facts or circumstances that would reasonably be expected to give rise to such an investigation or inquiry.

3.12 Compliance with Laws.

(a) Compliance. Except as set forth on Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in violation, in any material respect, or default of any Legal Requirements applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected.

(b) Anti-Corruption and Anti-Bribery Laws.

(i) Neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Person associated with or acting on their behalf) has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or taken any action which would cause it to be in violation of taken any action which would cause it to be in violation of any Anti-Corruption or Anti-Bribery Laws.

(ii) There are no pending or, to the Company’s knowledge, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company with respect to any Anti-Corruption and Anti-Bribery Laws.

(iii) To the Company’s knowledge, there are no actions, conditions or circumstances pertaining to the Company’s activities that would reasonably be expected to give rise to any future claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions under any Anti-Corruption and Anti-Bribery Laws.

(iv) The Company has reasonable internal controls and procedures appropriate to the requirements of Anti-Corruption and Anti-Bribery Laws.

(c) NASDAQ. Except as set forth in Section 3.12(c) of the Company Disclosure Letter, the Company is in compliance with the applicable criteria for continued listing of the Company Common Stock on Nasdaq, including all applicable corporate governance rules and regulations.

(d) Certifications. Except as set forth in Section 3.12(d) of the Company Disclosure Letter, the Company has sought and received:

(i) for all Company Products sold or distributed in the United States that are eligible to receive approval and certification with respect to safety or electromagnetic compatibility compliance, or both, the approval and certification (A) as to safety by Underwriters Laboratories (or equivalent certifying organization), and/or (B) as to electromagnetic compatibility compliance by the United States Federal Communications Commission; and

(ii) for all Company Products sold or distributed outside the United States that are eligible to receive approval and certification with respect to safety or electromagnetic compatibility compliance, or both, the approval and certification as to safety and electromagnetic compatibility compliance by (A) the appropriate Governmental Entity of the European Union (or any of its member States), and/or (B) an internationally recognized certifying organization.

3.13 Environmental Matters.

(a) Condition of Property. Except in compliance in all material respects with Environmental Laws and in a manner that could not reasonably be expected to subject the Company or any of its Subsidiaries to Liability material to the Company and its Subsidiaries, taken as a whole, no Hazardous Materials are present on any real property currently owned, operated, occupied, controlled or leased by the Company or any Subsidiary or were present on any other real property at the time it ceased to be owned, operated, occupied, controlled or leased by the Company or any Subsidiary. There are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries or as a consequence of the acts of the Company, any of its Subsidiaries, or any of their respective agents.

(b) Hazardous Materials Activities. The Company and its Subsidiaries have conducted their business in compliance in all material respects with all applicable Environmental Laws. As of the Closing, except as set forth on Section 3.13(b) of the Company Disclosure Letter, all Company Products required to comply with applicable Hazardous Material requirements set forth in the ROHS Directives did so comply. Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all Company Products that rely on an exemption pursuant to the RoHS Directives, and in each case, identifies the specific exemption relied on. All Company Products comply in all material respects with all applicable customer environmental requirements and specifications. The Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Permits. Section 3.13(c) of the Company Disclosure Letter accurately describes all of the Environmental Permits currently held by the Company and its Subsidiaries, and the listed Environmental Permits are all of the Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of the Company or any Subsidiary as such activities are currently being conducted. All such Environmental Permits are valid and in full force and effect. The Company and its Subsidiaries have complied in all material respects with all covenants and conditions of such Environmental Permits which is or has been in force with respect to their Hazardous Materials Activities.

(d) Environmental Litigation. No Legal Proceeding is pending, or to the knowledge of the Company, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials

Activity of the Company or any Subsidiary relating to the business, or any Leased Real Property, and neither the Company nor any Subsidiary has received any written information request from any Governmental Entity pursuant to Environmental Law.

(e) Environmental Liabilities. The Company is not aware of any fact or circumstance, which would reasonably be expected to result in any environmental Liability that would be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company or any Subsidiary.

(f) Reports and Records. The Company has made available to Parent all material records in the Company’s possession concerning the Hazardous Materials Activities of the Company and all Environmental Permits, notices of non-compliance or violation of Environmental Laws, and all environmental audits and environmental assessments. The Company and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

3.14 Brokers’ and Finders’ Fees; Fees and Expenses.

(a) Except for fees payable to the Company Financial Advisor as set forth in engagement letter between the Company and the Company Financial Advisor, dated February 15, 2012 (the “Engagement Letter”), a true, correct and complete version of which has been made available by the Company to Parent, neither the Company nor any affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, adviser or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement, and Parent will not incur any liability, either directly or indirectly, to any such investment banker, broker, advisor or similar party as a result of this Agreement, the Merger or any act or omission of the Company, any of its affiliates or any of their respective directors, officers, employees, stockholders or agents.

(b) A good faith estimate, as of the date hereof, of the fees and expenses of any financial adviser and legal counsel retained by the Company expected to be incurred by the Company or any of its Subsidiaries in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby (such estimate of fees and expenses to be provided for the period through and including the consummation of the transactions contemplated hereby), including the fees and expenses payable pursuant to the Engagement Letter, is set forth on Section 3.14 of the Company Disclosure Letter.

3.15 Transactions with Affiliates. Except as set forth in the SEC Reports or compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, required to be disclosed in the SEC Reports.

3.16 Employee Benefit Plans and Compensation.

(a) Schedule. Section 3.16(a)(i) of the Company Disclosure Letter contains an accurate and complete list of each Company Employee Plan and each Employee Agreement with a current Employee, in each case pursuant to which the Company and any ERISA Affiliate has, or is reasonably expected to have, any future liability or obligation (contingent or otherwise).

(b) Documents. The Company and each ERISA Affiliate has made available to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including, without limitation, all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules, audit reports and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company and its Subsidiaries, taken as a whole, (vii) all material correspondence to or from any governmental agency within the last six years relating to any Company Employee Plan, (viii) all model COBRA forms and related notices utilized within the last eighteen months, (ix) all current policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (x) all nondiscrimination tests and related reports and summaries for each Company Employee Plan for the three most recent plan years, (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan, and (xii) all current IRS determination or opinion letters, as applicable, issued with respect to each Company Employee Plan.

(c) Employee Plan Compliance.

(i) The Company and each ERISA Affiliate has performed all material obligations required to be performed by them under, is not in default or violation in any material respect of, and the Company has no knowledge of any material default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been registered, established and maintained in all material respects in accordance with its terms and in material compliance with all applicable Legal Requirements, including, but not limited to, ERISA or the Code, except where any failure to perform, any default or violation, or any failure to comply has not had, nor reasonably could be expected to have, a Material Adverse Effect.

(ii) Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or

IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination.

(iii) No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that is not curable without any material liability to the Parent, the Company or any of its Subsidiaries.

(iv) There are no actions, suits or claims pending or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits under fully insured Company Employee Plans) against any Company Employee Plan or against the assets of any Company Employee Plan.

(v) Each Company Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time, in accordance with its terms, without any material Liability to Parent, the Company or any of its Subsidiaries (other than ordinary administrative expenses).

(vi) There are no audits, inquiries or proceedings pending or to the knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(vii) The Company and each ERISA Affiliate have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan, except where failure to do so could not reasonably be expected to result in any material Liability to the Parent, or to the Company and its Subsidiaries, taken as a whole.

(d) No Pension Plan. Within the last six years, neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to (i) any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, or (ii) or any International Employee Plan that is not account-based with individual participant accounts, and that is designed to accumulate or accrue a benefit, annuity payment or a cash balance that a service provider of the Company could draw upon at a specific age, retirement or following separation from service.

(e) No Self-Insured Plan. Except as set forth in Section 3.16(e) of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate has within the last six years maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(f) No VEBA; MEWA. Within the last six years, neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to (i) any “funded welfare plan” within the meaning of Section 419 of the Code, nor (ii) any multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers (including one or more self-employed individuals), or to their beneficiaries.

(g) Collectively Bargained, Multiemployer and Multiple-Employer Plan. At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). Neither the Company nor any ERISA Affiliate has at any time within the last six years maintained, established, sponsored, participated in or contributed to any multiple employer plan or any plan described in Section 413 of the Code.

(h) No Post-Employment Obligations. Except as set forth in Section 3.16(h) of the Company Disclosure Letter, no Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree life insurance, health or other employee welfare benefits, except to the extent required by COBRA or other applicable statute.

(i) Effect of Transaction. Except as set forth in Section 3.16(i) of the Company Disclosure Letter, and except as expressly required or provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in connection with any other reasonably foreseeable event, contingent or otherwise) or any termination of employment or service in connection therewith, will constitute an event under any Company Employee Plan or Employee Agreement that would (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any Employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by the Company or any ERISA Affiliate or (iv) result in the acceleration of the time of payment or vesting of any such benefits (including with regard to Company Options), except as required under Section 411(d)(3) of the Code.

(j) Employment Matters. The Company and to the knowledge of the Company, each of its Subsidiaries, is in compliance in all material respects with all applicable foreign, federal, state and local Legal Requirements respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, prohibited harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened, or, to the Company’s knowledge, reasonably anticipated against the Company, any of its Subsidiaries, or any of their Employees relating to any Employee, Employee Agreement or Company Employee Plan. There are no pending, threatened, or to the Company’s knowledge, reasonably anticipated claims or actions against Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither the Company nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. The services provided by each of the Company’s, each Subsidiary’s and their ERISA Affiliates’, Employees are terminable at the will of the Company and its ERISA Affiliates. Section 3.16(j) of the Company Disclosure Letter lists all liabilities of the Company to any Employee, that result from the termination by the Company, Parent or any of its Subsidiaries of such Employee’s employment or provision of services, a change of control of the

Company, or a combination thereof. Neither the Company nor any of its Subsidiaries has any Liability material to the Company and its Subsidiaries, taken as a whole, with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Section 3.16(j) of the Company Disclosure Letter contains a table setting forth the name, hiring date, annual salary, commissions, bonus, accrued but unpaid vacation balances, and exempt/nonexempt status of each current employee of the Company and each of its Subsidiaries as of the date hereof. To the Knowledge of the Company, no employee listed on Section 3.16(j) of the Company Disclosure Letter has notified the Company of an intention to terminate his or her employment for any reason, other than in accordance with the employment arrangements provided for in this Agreement.

(k) Labor; WARN. No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries is pending, or to the knowledge of the Company, threatened or reasonably anticipated. The Company has no knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, threatened, or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any labor-related agreement or arrangement with any foreign works council or similar labor body. The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any works council, labor union or similar labor organization) to any payments under any collective bargaining agreement or any labor agreement or require the Company or any of its Subsidiaries to consult with any union, works council or similar labor relations body. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN or similar state or local law, issued any notification of a plant closing or mass layoff required by WARN or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under WARN or similar state or local law.

(l) International Employee Plan; International Government Entity Program. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and in material compliance with the requirements prescribed by any and all statutory or regulatory Legal Requirements that are applicable to such International Employee Plan. No International Employee Plan has unfunded Liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company, the Surviving Corporation or Parent from terminating or amending any International Employee Plan at any time for any reason. All contributions required to be made any International Government Entity Program prior to the Closing have been made prior to the Closing.

3.17 Contracts.

(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean any of the following to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound:

(i) any Contract that, as of the date of this Agreement, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company;

(ii) any Employee Agreement with any officer of the Company or any current Employee of the Company earning an annual base salary in excess of $165,000, or any Employee Agreement with any member of the Company’s Board of Directors, or any Employee Agreement granting any change of control, severance or termination pay (in cash or equity or otherwise), or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (either alone or upon the occurrence of additional or subsequent events);

(iii) any Contract or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, or any plan providing similar equity awards, in each case for which any benefits will be increased in any material respect, or for which the vesting of benefits will be accelerated in any material respect, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events), or for which the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events);

(iv) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any shares of capital stock, other securities or options, warrants or other rights therefor, except for those Contracts conforming to a standard form of agreement under a Company Stock Plan;

(v) any agreement currently in effect providing for any indemnification or guaranty (other than any agreement of indemnification entered into in connection with the sale or license of Company Products in the ordinary course of business pursuant to its standard customer agreement, the form of which has been made available to Parent, or pursuant to substantially similar agreements, or pursuant to VAR agreements entered into in the ordinary course of business, or pursuant to the Company’s standard form of indemnification agreement for directors and officers or pursuant to the Company Charter Documents);

(vi) any Contract required to be disclosed under Section 3.9, any Contract granting any exclusive distribution rights, or any Contract with a Significant Customer providing “most favored nations” or other preferential pricing terms for Company Products;

(vii) any Contract relating to the disposition or acquisition, after the date of this Agreement, by the Company or any of its Subsidiaries of a material amount of assets or any material ownership interest in any other Person or business unit or enterprise;

(viii) (A) any Contract between the Company or any of its Subsidiaries and (1) any Significant Customer or (2) any Significant Supplier, (B) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Government Entity, on the other hand, (C) any Contract between the Company or any of its Subsidiaries, on the one hand, and any contractor, on the other hand, relating to the provision goods or services by the Company or any of its Subsidiaries to such contractor in connection with a Contract between such contractor and Governmental Entity or (D) any material Contract with any dealer, distributor, OEM (original equipment manufacturer), reseller, sales representative, or developer (the “Business Partners”) under which the Company or any of its Subsidiaries have continuing obligations material to the Company and its Subsidiaries, taken as a whole, to jointly market any product, technology or service, or any material agreement pursuant to which the Company or any of its Subsidiaries have continuing obligations material to the Company and its Subsidiaries, taken as a whole, to jointly develop any Intellectual Property or Intellectual Property Rights that will not be owned, in whole or in part, by the Company or any of its Subsidiaries (other than Contracts entered into by the Company on the Company’s standard form of agreement for Business Partners);

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $100,000, other than accounts receivables and payables arising or incurred in the ordinary course of business;

(x) any material Lease Document;

(xi) any material settlement agreement entered into within five (5) years prior to the date of this Agreement, any litigation “standstill” agreement, or any tolling agreement;

(xii) any Contract providing for payments (whether fixed, contingent or otherwise) by or to it in an aggregate amount of $100,000 or more annually;

(xiii) any Contract providing for the development of any material software, content (including textual content and visual, photographic or graphics content) or Intellectual Property for (or for the benefit or use of) it, or providing for the purchase by or license to (or for the benefit or use of) it of any software, content (including textual content and visual, photographic or graphics content) or Intellectual Property, which software, content or Intellectual Property is in any manner used or incorporated (or is contemplated by it to be used or incorporated) in connection with any aspect or element of any product, service or technology of it or is otherwise material to the business of the Company and its Subsidiaries, taken as a whole;

(xiv) (A) any joint venture or partnership Contract that has involved, or is reasonably expected to involve, a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, or (B) any Contract relating to the membership of, or participation by it in, or the affiliation of it with, any industry standards group or association that materially affects or may affect the Company Intellectual Property;

(xv) any Contract with any works council or labor union, or any collective bargaining agreement or similar Contract;

(xvi) any Contract under which the Company’s entering into this Agreement or the consummation of the Merger or the transactions contemplated thereby shall give rise to, or trigger the application of, any rights of any third party or any obligations of the Company and its Subsidiaries, in each case material to the Company and its Subsidiaries, taken as a whole, that would come into effect upon the consummation of the Merger; or

(xvii) any other Contract the termination or breach of which would be reasonably expected to have a Material Adverse Effect on the Company and is not disclosed pursuant to clauses (i) through (xvi) above.

(b) Schedule. Section 3.17(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts and the subsections of Section 3.17(a) applicable to such Company Material Contract. A true and complete copy of each Company Material Contract has been made available to Parent. All Company Material Contracts are in written form and have been duly executed by the parties thereto, and, to the Company’s knowledge, any other party or parties thereto.

(c) No Breach. The Company or the applicable Subsidiary has performed all of the material obligations required to be performed by it under each Company Material Contract. Each of the Company Material Contracts is in full force and effect and enforceable in accordance with their terms. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries, or to the knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (i) become a default or event of default under any Company Material Contract, or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Company Material Contract, or (B) the right to cancel, terminate or modify any Company Material Contract. Neither the Company nor any of its Subsidiaries has received any written notice regarding (x) any breach of or default under, or (y) any intention to cancel or modify, any Company Material Contract. Except as set forth in Section 3.17(c) of the Company Disclosure Letter, as to those Contracts listed in Section 3.17(a)(xiii): (a) the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, any such Contract; and (b) following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under such Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay.

3.18 Insurance. The Company has made available to Parent correct and accurate copies of all current insurance policies and fidelity bonds material to the business of the Company and its Subsidiaries, taken as a whole. There is no material claim by the Company or any ERISA Affiliate pending under any of the insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

3.19 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein about Parent supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

3.20 Fairness Opinion. The Company’s Board of Directors has received an opinion from the Company Financial Advisor, a copy of which has been made available to Parent, that, as of the date of such fairness opinion, the Merger Consideration is fair to the Company’s stockholders from a financial point of view, and, as of the date hereof, such opinion has not been withdrawn, revoked or modified (the “Fairness Opinion”).

3.21 Corporate Documents. The Company has made available to Parent for examination all documents and information listed in the Company Disclosure Letter, including the following: (a) the minute books containing all records of all proceedings, consents, actions and meetings of the Board of Directors and any committees thereof and stockholders of the Company from and after May 1, 2010; and (b) records setting forth outstanding Company Options, Company Warrants, Company RSUs and Company Unvested Common Stock. The minutes of the Company’s Board of Directors and committees thereof made available to Parent contain a complete and accurate summary of all meetings of directors or actions by written consent from May 1, 2010 through the date thereof.

3.22 Customers and Suppliers

(a) Customers. Section 3.22(a) of the Company Disclosure Letter sets forth an accurate and complete list of the 8 largest customers, including distributors of each of the Company’s Voice Quality Assurance and PhoneTag businesses (each, a “Significant Customer”), determined on the basis of sales revenues by the Company and its Subsidiaries, taken together as a whole, to its customers, for each of the fiscal year ended April 30, 2011, and the nine months ended January 31, 2012. Neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, oral notice from any Significant Customer that such customer shall not continue as a customer of the Company (or the Surviving Corporation or Parent) after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent). The Company has not had any of its products returned by a Significant Customer except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any revenue by the Company.

(b) Suppliers. Section 3.22(b) of the Company Disclosure Letter sets forth an accurate and complete list of the 10 largest suppliers of the Company and its Subsidiaries, taken as a whole (each, a “Significant Supplier”), determined on the basis of costs of items purchased by the Company and its Subsidiaries, taken together as a whole, for each of the fiscal year ended April 30, 2011, and the nine months ended January 31, 2012. As of the date of this Agreement, neither the Company nor, including distributors, any of its Subsidiaries has received any written, or to the knowledge of the Company, oral notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent). The Company and its Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company’s business, and the Company has no knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

3.23 Privacy. Except as described in Section 3.23 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has collected any personally identifiable information from any third parties. The Company and each of its Subsidiaries has provided adequate notice of its privacy practices in its privacy policy or policies which policy or policies (and the periods such policy or policies have been in effect) are set forth in Section 3.23 of the Company Disclosure Letter. The Company’s and its Subsidiaries’ privacy policies conform, in all material respects, to all of the Company’s and its Subsidiaries’ contractual commitments to their Customers and applicable laws. With respect to all personal and user information described in this Section 3.23, the Company and its Subsidiaries have at all times taken all steps reasonably necessary (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. To the knowledge of the Company, there has been no unauthorized access to or other misuse of that information or breaches of the Company’s or any of its Subsidiaries’ privacy policies.

3.24 Takeover Statutes and Rights Plans. The Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203), and any other similar Legal Requirement, will not apply to Parent during the pendency of this Agreement, including the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. The Company does not have in effect any “poison pill” or similar plan or agreement which could have a dilutive or otherwise adverse effect on Parent as a result of consummation of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization. Each of Parent and Merger Sub is (i) duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets and (iii) is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed to do business and to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

4.2 Authority; No Conflict; Necessary Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and Merger Sub, and no further action is required on the part of Parent and Merger Sub to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery of this Agreement by the Company, constitutes the valid and binding obligations of Parent, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b) No Conflict. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, will not (i) conflict with or violate any provision of their respective certificates of incorporation or bylaws, or (ii) subject to compliance with the requirements set forth in Section 4.2(b), conflict with or violate any material Contract or Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties or assets (whether tangible or intangible) is bound or affected; except, in the case of each of the preceding clauses (i) and (ii), for any conflict or violation which would not materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such conflict or violation.

(c) Necessary Consents. No consent, approval, order, authorization, registration, declaration or filing with any Governmental Entity, or any third party, is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the Necessary Consents; and (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially and adversely affect the ability of Parent and Merger Sub to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filing. To Parent’s knowledge, and assuming the accuracy of all financial information provided by the Company to Parent, no filing is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby under any foreign antitrust or competition law or by any foreign antitrust or competition authority.

4.3 Availability of Consideration. Parent will have available to it upon the consummation of the Merger, sufficient capital resources to pay the aggregate Merger Consideration, aggregate Option Consideration and aggregate RSU Consideration and to consummate all of the transactions contemplated by this Agreement.

4.4 Stock Ownership. As of the date hereof, neither Parent nor Merger Sub beneficially owns any shares of the Company’s capital stock. Neither Parent nor Merger Sub, nor any of their “affiliates” or “associates,” has been an “interested stockholder” of the Company at any time within three (3) years of the date hereof, as those terms are used in Section 203 of the Delaware Law.

4.5 No Prior Merger Sub Operations.

Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.6 Disclosure. None of the information supplied or to be supplied by or on behalf of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement, will, at the time the Proxy Statement is mailed to the stockholders of Company, the time of the Stockholders’ Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein about the Company supplied by the Company for inclusion or incorporation by reference in the Proxy Statement.

ARTICLE V

CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME

5.1 Conduct of Business by the Company.

(a) Ordinary Course. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly required by this Agreement (or set forth in Section 5.1 of the Company Disclosure Letter) or to the extent that Parent shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its Liabilities, debts and Taxes when due and pay or perform its other obligations when due, in each case subject to good faith disputes over such Liabilities, debts or Taxes, (iii) notify and give Parent the opportunity to participate, at its sole expense, in the defense or settlement of any litigation to which the Company is a party, (iv) preserve intact its present business organization, (v) use its commercially reasonable efforts to keep available the services of its Key Employees and other current employees necessary or advisable for the conduct of the Company’s business, (vi) use its commercially reasonable efforts to preserve its relationships with customers, suppliers, distributors, consultants, licensors, licensees and others with which it has business dealings and (vii) perform all of the obligations required to be performed by it under the Termination Agreement.

(b) Required Consent. Without limiting the generality of Section 5.1(a), except as permitted by the terms of this Agreement (or set forth in Section 5.1 of the Company Disclosure Letter), or to the extent that Parent shall otherwise consent in writing, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) amend or change the Company Charter Documents;

(ii) acquire, or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof, or other acquisition or agreement to acquire any assets or any equity securities that are material, individually or in the aggregate, to the business of the Company;

(iii) enter into any Contract, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any joint venture, strategic partnership or alliance;

(iv) declare, set aside or pay any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or purchase, redeem or otherwise acquire any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any Company Option, Company Warrant, calls or rights to acquire any such shares or other securities, except for repurchases from, and forfeitures by, Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements and restricted stock award and restricted stock unit award agreements;

(v) split, combine or reclassify any of the Company’s or any of its Subsidiaries’ capital stock;

(vi) (A) materially increase or decrease the compensation or fringe benefits payable or to become payable to any Employee (except for normal increases or decreases of cash compensation to current non-officer Employees in the ordinary course of business consistent with past practice) by the Company or any of its Subsidiaries, whether orally or in writing, (B) except as set forth on Schedule 5.1(b)(vi)(B), make any promise, commitment or payment, whether orally or in writing, of any bonus payable or to become payable to any Employee, (C) adopt, change or terminate, whether orally or in writing, any severance, change of control, termination or bonus plan, policy or practice applicable to any Employee, (D) enter, whether orally or in writing, into any employment, severance, termination, change of control or indemnification agreement or any agreements the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (either alone or upon the occurrence of additional or subsequent events), (E) adopt, terminate or materially amend any Company Employee Plan or collective bargaining agreement, except as may be required by applicable Legal Requirement, (F) incur any liability or obligation to any of its officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers and directors in the ordinary course of its business consistent with its past practices, or (G) forgive, whether orally or in writing, any loan from the Company or any of its Subsidiaries to any Employee;

(vii) enter into, amend, modify, terminate or grant a consent with respect to any Company Material Contract, or waive, release or assign any material rights or claims thereunder, other than in the ordinary course of business consistent with past practice;

(viii) (A) enter into a customer Contract that provides for (or is reasonably expected to provide for) revenues in excess of $250,000 annually and contains any material non-standard terms, including but not limited to, provisions for unpaid future deliverables, non-standard service requirements or future royalty payments other than in the ordinary course of business consistent with past practice, or any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers, or (B) enter into any reseller or distributor Contract that provides for (or is reasonably expected to provide for) revenues in excess of $250,000 annually, in each case, other than in the ordinary course of business consistent with past practice;

(ix) make any change in accounting methods, except as required by GAAP or applicable Legal Requirements;

(x) enter into any capital lease or other debt or equity financing transaction or enter into any agreement in connection with any such transaction;

(xi) undertake any material restructuring activities, including any material reductions in force, lease terminations, restructuring of contracts or similar actions;

(xii) sell, lease, license, encumber or otherwise dispose of any business lines or any properties or assets (tangible or intangible), except for sales, leases, licenses or dispositions of property or assets which are not material, individually or in the aggregate, to the business of the Company or the licenses of current Company Products, in each case, in the ordinary course of business and in a manner consistent with past practice;

(xiii) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, violate or terminate any of the terms of any Lease Documents;

(xiv) make any loan or extend credit to any Person other than in the ordinary course of business and consistent with past practice;

(xv) adopt or change any Tax accounting method or Tax election, enter into any closing agreement in respect of Taxes, settle or compromise any Tax claim or assessment, extend or waive the limitation period applicable to any Tax claim or assessment or file any material Tax Return or any amended Tax Return;

(xvi) make any expenditure, or enter into any transaction or commitment exceeding $100,000 individually or $250,000 in the aggregate, other than capital expenditures in the ordinary course of business consistent with past practice;

(xvii) other than as required pursuant to Section 2.6(b) hereof or pursuant to written Contracts existing as of the date hereof that have been made available to Parent, accelerate or release any vesting condition to the right to exercise any Company Option, Company Warrant or other right to purchase or otherwise acquire any shares of the Company’s capital stock, or accelerate or release any right to repurchase shares of capital stock upon the stockholder’s termination of employment or services or pursuant to any right of first refusal;

(xviii) pay or discharge any Lien or other encumbrance on any of its assets or properties, or pay or discharge any of its obligations or liabilities, in each case that was not either shown on the Company Balance Sheet or incurred in the ordinary course of its business consistent with its past practices after the date of the Company Balance Sheet in an amount not in excess of $100,000 individually, or $250,000 in the aggregate;

(xix) terminate the employment of any officer or key employee, or terminate a material number of employees;

(xx) commence or settle any material litigation;

(xxi) make any material revaluation of any of its assets, including, without limitation, writing down the value of capitalized inventory, long term or short-term investments, fixed assets, goodwill, intangible assets, deferred tax assets, or writing off notes or accounts receivable except as required by GAAP;

(xxii) cancel or terminate without a reasonable substitute policy therefor any material insurance policy naming the Company as a beneficiary or a loss payee;

(xxiii) issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than issuances of Company Common Stock upon the exercise of Company Options or Company Warrants existing on the date hereof in accordance with their present terms;

(xxiv) enter into any Contracts containing, or otherwise subject Parent or the Surviving Corporation to, any non-competition, exclusivity or other material restrictions on the Company or the Surviving Corporation or Parent, or any of their respective businesses, following the Closing; or

(xxv) take, commit, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(b)(i) through Section 5.1(b)(xxiv) hereof.

5.2 Procedures for Requesting Parent Consent. If the Company shall desire to take an action which would be prohibited pursuant to Section 5.1(b) hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to each of the following individuals, and may not take such action until such consent in writing has been received from either of the following individuals:

Nuance Communications, Inc.

1 Wayside Road

Burlington, MA 01803

Attention: Senior Vice President Corporate Development

and:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW

Washington, D.C. 20006-3817

Attention: Robert D. Sanchez, Esq.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Proxy Statement.

(a) As soon as practicable following the date off this Agreement, the Company shall prepare and file with the SEC the Proxy Statement. The Company shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the date hereof. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior the Company Stockholders’ Meeting any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other Party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement.

6.2 Meeting of Company Stockholders; Board Recommendation.

(a) Meeting of Company Stockholders. The Company will take all action necessary in accordance with Delaware Law, the rules of Nasdaq, its Charter Documents and its Contracts and agreements with its stockholders to duly give notice of, convene and hold a meeting of its stockholders, promptly following the mailing of the Proxy Statement to such stockholders, for the purpose of considering and taking action with respect to the Company Stockholder Approval (the “Company Stockholders’ Meeting”) to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within thirty (30) days after the mailing of the Proxy Statement to the Company’s stockholders. Subject to Section 6.3(d), the Company will use commercially reasonable efforts (including by engaging a proxy solicitor) to solicit from its stockholders proxies in favor of the Company Stockholder Approval and will take all other action necessary or advisable to secure the vote or consent of its stockholders for the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary (i) to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement, or (ii) if, as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Company Stockholders’ Meeting. The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the

Company Stockholders’ Meeting are solicited in compliance with Delaware Law, the rules of Nasdaq, the Company Charter Documents, the Company’s Contracts and agreements with its stockholders, and all other applicable Legal Requirements. Without the prior written consent of Parent, adoption of this Agreement (including adjournment of the Company Stockholders’ Meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of adoption of this Agreement), is the only matter which the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders’ Meeting.

(b) Board Recommendation. Except to the extent expressly permitted by Section 6.3(d): (i) the Board of Directors of the Company shall recommend that its stockholders vote in favor of the adoption of this Agreement at the Company Stockholders’ Meeting, (ii) the Proxy Statement shall include (A) a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company’s stockholders vote in favor of the adoption of this Agreement at the Company Stockholders’ Meeting, and (B) the Fairness Opinion, and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the recommendation of its Board of Directors that the Company’s stockholders vote in favor of the adoption of this Agreement.

6.3 Alternative Transaction Proposals.

(a) No Solicitation. The Company agrees that it shall not, and will cause its Subsidiaries not to, permit or authorize any of its or any of its Subsidiaries’ officers, directors (or affiliates of any such officers or directors), employees, affiliates, investment bankers, attorneys, accountants, or other agents, advisers or representatives (collectively, “Representatives”) to, directly or indirectly: (i) solicit, initiate, seek, knowingly encourage or facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal; (ii) participate or otherwise engage in any discussions or negotiations regarding, or furnish to any person any non-public information or grant access to the Company’s books, records or personnel with respect to, or take any other action (except to the extent specifically permitted pursuant to Section 6.3(d)) to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Alternative Transaction Proposal (except to provide notification of or disclose the existence of the provisions of this Section 6.3(a)); (iii) grant any person a waiver or release under any standstill or similar agreement with respect to any class of equity security of the Company or any of its Subsidiaries (which provisions the Company will, and will cause its Subsidiaries to, use commercially reasonable efforts to enforce), or approve a transaction (including any person becoming an “interested stockholder” under Section 203 of the Delaware Law); (iv) approve, endorse or recommend any Alternative Transaction Proposal (except to the extent specifically permitted pursuant to Section 6.3(d)); or (v) enter into any letter of intent or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal or transaction contemplated thereby. The Company will, and will cause its Subsidiaries and its and their Representatives to, immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and, upon Parent’s request, shall request the prompt return or destruction of all confidential information previously furnished to any Person with which the Company, its Subsidiaries or its or their Representatives have engaged in any such activities within the twelve (12) month period preceding the date hereof. Any breach of the foregoing provisions of this Section 6.3(a) by any of the Company’s Subsidiaries or its or their Representatives shall be deemed to be a breach by the Company.

(b) Notification of Unsolicited Alternative Transaction Proposals. As promptly as practicable (but in no event more than twenty-four (24) hours) after receipt by the Company, any of its Subsidiaries or its or their Representatives of any Alternative Transaction Proposal or any request for non-public information or any expression of interest or inquiry that would reasonably be expected to lead to an Alternative Transaction Proposal, the Company shall provide Parent with written notice of (A) the material terms and conditions of such Alternative Transaction Proposal, request, expression of interest or inquiry, (B) the identity of the Person or group making any such Alternative Transaction Proposal, request, expression of interest or inquiry, and (C) a copy of all material written materials provided by or on behalf of such Person or group in connection with such Alternative Transaction Proposal, request, expression of interest or inquiry. In addition, the Company shall provide Parent as promptly as practicable with written notice setting forth all such information as is reasonably necessary to keep Parent currently informed in all material respects of the status and details (including substantive modifications or proposed substantive modifications) of any such Alternative Transaction Proposal, request, expression of interest or inquiry (including any negotiations contemplated by Section 6.3(c)(ii)) and shall promptly provide Parent a copy of all written materials (including those provided by e-mail or otherwise in electronic format) amending any material terms and conditions subsequently provided by or to it in connection with such Alternative Transaction Proposal, request, expression of interest or inquiry. The Company shall provide Parent with forty-eight (48) hours prior notice of any meeting of its Board of Directors at which its Board of Directors would reasonably be expected to consider any Alternative Transaction Proposal, including to consider whether such Alternative Transaction Proposal is a Superior Proposal.

(c) Superior Proposal. Notwithstanding anything to the contrary contained in Section 6.3(a), if, prior to the time that Company Stockholder Approval has been obtained, the Company receives an unsolicited, bona fide written Alternative Transaction Proposal from a third party which is determined to be, or which the Company’s Board of Directors has in good faith concluded (following the receipt of advice from and consultation with its outside legal counsel and the Company Financial Adviser of national standing) is reasonably likely to become, a Superior Proposal, the Company may then take the following actions, but only if: (i) the Company’s Board of Directors determines in good faith, after receiving advice from and consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary obligations to its stockholders under Delaware Law; (ii) the Company has given Parent prior written notice of its intention to take any of the following actions; and (iii) the Company shall have previously complied with the provisions of this Section 6.3:

(i) furnish non-public information to the third party making such Alternative Transaction Proposal, provided that (A) the Company shall have first received from such third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such third party on the Company’s behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement, which confidentiality agreement shall not include any provision having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement or the Confidentiality Agreement, and (B) contemporaneously with furnishing any such non-public information to such third party, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously so furnished); and

(ii) engage in discussions or negotiations with the third party with respect to the Alternative Transaction Proposal.

(d) Change of Recommendation. Notwithstanding Section 6.2(b), at any time prior to the Company Stockholder Approval, the Board of Directors of the Company may, solely in response to a Superior Proposal or an Intervening Event, make a Change of Recommendation and, in the case of a Superior Proposal or an Intervening Event after which Parent does not timely deliver a Continuation Notice terminate this Agreement in accordance with Section 8.1(h), if all of the following conditions in clauses (i) through (v) are met:

(i) in the case of a Superior Proposal, such Superior Proposal has not been withdrawn and continues to be a Superior Proposal;

(ii) the Company shall have (A) delivered to Parent written notice (a “Change of Recommendation Notice”) at least five (5) Business Days prior to publicly effecting such Change of Recommendation in response to a Superior Proposal or an Intervening Event (and, if applicable, of its intention to terminate this Agreement in response to a Superior Proposal) which shall state expressly (1) that the Company has received a Superior Proposal or determined the existence of an Intervening Event, (2) the material terms and conditions of the Superior Proposal and the identity of the Person or group making the Superior Proposal or, in the case of an Intervening Event, describe in reasonable detail the cause and factors constituting such Intervening Event, and (3) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so; (B) provide to Parent a copy of all materials and information delivered or made available to the Person or group making the Superior Proposal (to the extent not previously delivered or made available to Parent), and (C) during the aforementioned five (5) Business Day period, if requested by Parent, engaged in good faith negotiations to amend this Agreement in such a manner that the Superior Proposal would no longer be a Superior Proposal or, in the case of an Intervening Event, obviates the need for a Change of Recommendation;

(iii) Parent shall not have, within the aforementioned five (5) Business Day period, made an offer that the Company’s Board of Directors has in good faith determined (after the receipt of advice from and consultation with its outside legal counsel and the Company Financial Advisor) results in the Alternative Transaction Proposal that had been determined to be a Superior Proposal no longer being a Superior Proposal or, in the case of an Intervening Event, addresses the basis for a Change of Recommendation;

(iv) the Board of Directors of the Company has concluded in good faith, after receipt of advice from and consultation with its outside legal counsel, that, in light of such Superior Proposal or Intervening Event and after considering any adjustments or negotiations pursuant to the preceding clause (ii), that the Company’s Board of Directors’ failure to effect a Change of Recommendation would be inconsistent with its fiduciary obligations to the stockholders of the Company under Delaware Law; and

(v) the Company shall have previously complied with the provisions set forth in Section 6.2 or this Section 6.3.

(e) Continuing Obligation Regarding Company Stockholders’ Meeting. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Alternative Transaction Proposal, or by any Change of Recommendation; provided, however, that in the event of a Change of Recommendation in response to an Intervening Event, Parent must notify the Company, within five (5) Business Days after such Change of Recommendation (such notice, (a “Continuation Notice”) that it wishes the Board of Directors of the Company to submit this Agreement to the stockholders of the Company in accordance with Section 6.2(a) for the purpose of adopting this Agreement and, if Parent does not deliver a Continuation Notice within such period, the Company may, subject to and in accordance with Section 8.1(h), terminate this Agreement.

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 6.3(d).

(g) Specific Performance. The parties hereto agree that irreparable damage would occur if the provisions of this Section 6.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent, prior to any valid termination of this Agreement in accordance with Article VIII, shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Subsidiary of the Company or any of the Company’s or its Subsidiaries’ Representatives shall be deemed to be a breach of this Agreement by the Company.

6.4 Confidentiality; Access to Information.

(a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement, dated as of November 16, 2011 (as amended from time to time, the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) Access to Information. Subject to the Confidentiality Agreement and applicable law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel, financial advisers and other representatives of Parent, reasonable access at all reasonable times on reasonable notice during the period prior to the Effective Time to all their properties, books, Contracts, commitments, assets (including the Company Intellectual Property, but excluding design processes and source code), personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of the Company and its Subsidiaries) and, during such period and subject to the Confidentiality Agreement and applicable law, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request.

6.5 Public Disclosure.

Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use commercially reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger, and any Alternative Transaction Proposal and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement on the content of such statement, except as may be required by applicable Legal Requirements or any listing agreement with Nasdaq, or any other applicable national or regional securities exchange or market. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form agreed to by the parties. In addition, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 6.1 or prior communications consented to in accordance with this Section 6.5, the Company shall not issue any press release or otherwise make any public statement or disclosure concerning Parent or its business, financial condition or results of operations without the consent of Parent (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Legal Requirement, court process or by obligations pursuant to the Company’s listing agreement with Nasdaq. Notwithstanding the foregoing, this Section 6.5 shall not apply to the matters set forth in Section 6.2 or Section 6.3.

6.6 Regulatory Filings; Reasonable Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use commercially reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including, without limitation any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.6(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. Parent, Merger Sub and the Company each shall promptly supply the other with any information that may be required to effectuate any filings pursuant to Section 6.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of the Company and Parent shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other and/or its counsel with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, provided that with respect to any such filing, presentation or submission, each of Parent and the Company need not supply the other (or its counsel) with copies (or in the case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any

Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such information.

(c) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.6(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Efforts. Subject to the express provisions of Section 6.2 and Section 6.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; (iii) the obtaining of all necessary consents, approvals or waivers from third parties; (iv) the taking of all actions set forth on Schedule 6.6(d); (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (vi) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary herein, if the lessor or licensor under any Lease Document conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments or providing all such additional security and the terms thereof shall be subject to Parent’s approval.

(e) Antitrust Restraints. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) neither Parent nor Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, and (ii) neither Parent nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company or any of its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Parent or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Company capital stock or any limitation or regulation on the ability of Parent or any of its affiliates to exercise full rights of ownership of the shares of Company capital stock (any of the foregoing, an “Antitrust Restraint”).

6.7 Notification of Certain Matters.

(a) By the Company. The Company shall give prompt notice to Parent and Merger Sub in writing of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied; (ii) the occurrence of any Material Adverse Effect or any event or occurrence that would reasonably be expected to cause the conditions set forth in Article VII not to be satisfied; and (iii) any claim, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, board or Governmental Entity, initiated by or against it, or known by the Company or any of its Subsidiaries to be threatened against the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or stockholders in their capacity as such.

(b) By Parent. Parent and Merger Sub shall give prompt notice to the Company in writing of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied.

6.8 Third-Party Consents. As soon as practicable following the date hereof, the Company will use commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, including all consents, waivers and approvals set forth in Section 3.3(c) of the Company Disclosure Letter. In connection with seeking such consents, waivers and approvals, the Company shall keep Parent informed of all developments material to the obtaining of such consents, waivers and approvals, and shall, at Parent’s request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent. If the Merger does not close for any reason, Parent shall not have any liability to the Company, its stockholders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, waivers and approvals. As soon as practicable following the date hereof, the Company shall deliver any notices required under any of its or its Subsidiaries’ respective Contracts that are required to be provided in connection with the consummation of the transactions contemplated hereby.

6.9 Employee Matters.

(a) Termination of Company Employee Stock Purchase Plans. Prior to the Effective Time, each of the Company Purchase Plans shall be terminated.

(b) Termination of Company 401(k) Plans. Effective as of no later than the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated. Unless Parent provides such written notice to the Company no later than five Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Company 401(k) Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company or such ERISA Affiliate, its Subsidiaries or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to review and approval by Parent. The Company also shall take such other actions in furtherance of terminating such Company 401(k) Plan(s) as Parent may reasonably require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then such charges and/or fees shall be the responsibility of the Company and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than seven (7) Business Days prior to the Closing Date.

(c) Consultation on Employee Communications. The Company will consult with Parent (and consider in good faith the advice of Parent) prior to sending any notices or other communication materials to its employees regarding the matters described in this Section 6.9 and any other matters relating to the entry into of this Agreement or the effects of the Merger.

(d) New Employment Arrangements.

(i) Parent may offer certain Employees “at will” employment by Parent and/or a subsidiary of Parent whether as a continuing employee or as a transitional employee, to be effective as of the Closing Date, upon proof of a legal right to work in the United States. Such “at will” employment will: (i) be set forth in offer letters on Parent’s standard form (each, an “Offer Letter”), (ii) be subject to and in compliance with Parent’s applicable policies and procedures, including employment background checks and the execution of Parent’s employee proprietary information agreement, governing employment conduct and performance, (iii) have terms, including the position and salary, equivalent to each such Employee’s current terms of employment with the Company, (iv) credit the Employee’s service with the Company equivalent to service with Parent for all purposes and (v) supersede any prior express or implied employment agreements, arrangements, representations, or offer letter in effect prior to the Closing Date.

(ii) Subsequent to the execution of this Agreement, the Company shall not take any action that would reasonably be expected to cause each continuing employee and transitional employee who accepts their offer of employment with Parent to not sign an Offer Letter or to not cause such Offer Letter to remain in full force and effect through the Closing Date.

(iii) Prior to any employee of the Company, whose employment with the Company is terminated after the date hereof and prior to the Closing (each, a “Terminated Employee”), receiving or becoming entitled to receive any severance payment to which such Terminated Employee did not have a legally binding right pursuant to an arrangement that was in place prior to the date of this Agreement and is disclosed in the Company Disclosure Letter, such Terminated Employee must execute and return a valid release and waiver each in form and substance reasonably satisfactory to Parent (a “Employee

Termination Release”). Prior to any Terminated Employee receiving or becoming entitled to receive any severance payment under the Company’s Amended and Restated Severance Benefit Plan dated effective December 9, 2011 (the “Severance Benefit Plan”) or the Key Employee Change in Control Severance Benefit Plan (the “Key Employee Severance Benefit Plan”), such Terminated Employee must execute and return a valid release agreement in the applicable form attached as an exhibit to the Severance Benefit Plan or the Key Employee Severance Benefit Plan, as applicable in accordance with the terms provided by the applicable Plan.

(e) New Employment Benefits. As of the Closing Date, Parent shall provide the employees of the Company who are employed by Parent, or a subsidiary of Parent, after the Closing Date (the “Continuing Employees”) with types and levels of employee benefits (excluding any defined benefit pension plan and equity award, change of control and severance benefits) (“Parent Plans”) that are not materially less favorable (taken as a whole) than those provided to similarly-situated employees of Parent. To the extent such employee benefits are provided through Parent Plans and not the Company Employee Plans, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any Parent Plan and to the extent permitted by applicable law and subject to any applicable break in service or similar rule, Parent shall provide that the Continuing Employees shall receive service credit under the Parent Plans for their period of service with the Company and its subsidiaries prior to the Closing, except where doing so would cause a duplication of benefits. If the Closing Date occurs prior to December 31, 2012 and such benefits are provided under Parent Plans, Parent shall use its commercially reasonable efforts to cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plan that is a group health plan to be waived with respect to such Continuing Employees and their eligible dependents in accordance with applicable laws and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent Plan in which they are eligible to participate after the Closing Date. Nothing contained in this Section 6.9 shall alter the “at-will” status of any of the U.S. employees of the Company or any of its Subsidiaries.

(f) No Obligation. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall be construed as requiring Parent or any of its Subsidiaries to employ any Continuing Employee for any length of time following the Closing Date. Nothing in this Agreement, express or implied, shall be construed to prevent Parent or any of its Subsidiaries from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Parent Benefit Plan or any other employee benefit plan, program, agreement or arrangement of the Company or that Parent or any of its Subsidiaries, including the Surviving Corporation, may establish or maintain. No covenant or other undertaking in this Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement. The provisions of this Section 6.9 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to such Employee Plan, International Employee Plan or Parent Benefit Plan and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect.

(g) Proprietary Information and Inventions Assignment Agreements. The Company shall use commercially reasonable efforts to cause each current employee of the Company and its Subsidiaries to have entered into and executed, and each person who becomes an employee of the Company or any Subsidiary after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, an Employee Proprietary Information Agreement with the Company and each of its Subsidiaries with a stated effective date as of such employee’s first date of employment or service. The Company shall use commercially reasonable efforts to cause each current consultant or contractor of the Company and its Subsidiaries to have entered into and executed, and each Person who becomes a consultant or contractor of the Company or any Subsidiary after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, a Consultant Proprietary Information Agreement with the Company and each of its Subsidiaries with a stated effective date as of such consultant or contractor’s first date of service.

6.10 Indemnification.

(a) Indemnity. From and after the Effective Time, (i) Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to and to the extent of any indemnification agreements between the Company and its directors and officers as of immediately prior to the Effective Time (the “Indemnified Parties”) in effect on the date of this Agreement and listed in Section 6.10(a) of the Company Disclosure Letter, subject to applicable law, and (ii) until the sixth (6th) anniversary of the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to and to the extent of any indemnification provisions under the Company Charter Documents as in effect on the date hereof, in each case, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time. Until the sixth (6th) anniversary of the Effective Time or such longer period as is required by applicable Legal Requirements, the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof.

(b) Insurance. From the Effective Time through the sixth anniversary of the Effective Time, Parent will cause the Surviving Corporation to cause to be maintained directors’ and officers’ liability insurance maintained by the Company covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof for events occurring prior to the Effective Time on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will the Surviving Corporation be required to expend in excess of 250% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall cause to be maintained the maximum amount of coverage as is available for such 250% of such annual premium); and provided, further, that notwithstanding the foregoing, in lieu of the foregoing the Company may obtain a prepaid “tail” policy under the Company’s existing directors’ and officers’ insurance policy which (i) has an effective term of six (6) years from the Effective Time, (ii) covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring on or prior to the Effective Time, and (iii) the cost of which does not exceed an amount equal to 250% of the annual premium currently paid by the Company (and, to the extent such costs exceed such amount, only the maximum amount of “tail” coverage as is available for 250% of such annual premium shall be purchased).

(c) Third–Party Beneficiaries. This Section 6.10 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns.

6.11 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Company Stock (including derivative securities with respect to such Company Stock) resulting from the transactions contemplated by Article II of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.12 No Modification of Representations, Warranties, Covenants or Agreements. No information or knowledge obtained in any investigation or review or notification pursuant to Section 5.1(a) (Conduct of Business by the Company), Section 6.4 (Confidentiality; Access to Information), Section 6.6 (Regulatory Filings; Reasonable Efforts), Section 6.7 (Notification of Certain Matters) or otherwise shall (a) affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement, (b) limit or otherwise affect any remedies available to the party conducting such investigation or review or receiving such notice or the obligation of such party to consummate the Merger, or (c) in the case of the Company, be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentations, breach of warranty or breach of covenant or agreement.

6.13 Financial Statements. The Company agrees that Parent may include the Company Financials in a registration statement filed by Parent with the SEC or other offering document. The Company shall, if requested by Parent, reasonably cooperate with Parent in causing the Company’s auditors to deliver, and shall use commercially reasonable efforts to take such other actions as are necessary to enable the Company’s auditors to deliver, any opinions, consents, comfort letters, or other materials necessary or advisable in order for Parent to include the Company Financials in a registration statement or other offering document or to comply with the reasonable request of an underwriter in connection with a public offering of Parent’s securities (it being understood that Parent shall promptly reimburse the Company for any out-of-pocket costs associated with the Company’s compliance with this Section 6.13 if the Agreement is terminated).

6.14 State Takeover Statutes. The Company’s Board of Directors shall take all actions sufficient to render inapplicable to the Merger, the execution, delivery and performance of this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, the provisions of Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203 of Delaware Law).

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable law at the time of such approval.

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth herein (other than in Section 3.1 (Organization; Standing and Power; Charter Documents; Subsidiaries), Section 3.2 (Capital Structure), Section 3.3(a) and (b)(a)(i) (Authority; No Conflict), Section 3.14(a) (Broker’s and Finders’ Fees; Fees and Expenses) and Section 3.20 (Fairness Opinion)) shall be true and correct (disregarding, for this purpose, all qualifications and exceptions contained therein relating to materiality or “Material Adverse Effect”), in each case, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or, in the case any failure of the representations and warranties in Section 3.8(n) (Intellectual Property; Transaction), a Material Adverse Effect on Parent or its Subsidiaries.

(ii) The representations and warranties of the Company set forth in Section 3.1 (Organization; Standing and Power; Charter Documents; Subsidiaries), Section 3.3(a) and (b)(a)(i) (Authority; No Conflict), Section 3.14(a) (Brokers’ and Finders’ Fees; Fees and Expenses) and Section 3.20 (Fairness Opinion) shall be true and correct in all material respects, in each case, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(iii) The representations and warranties of the Company set forth in Section 3.2 (Capital Structure) shall be true and correct in all respects (other than inaccuracies that would result in less than a 0.5% increase in the aggregate value of the consideration payable in the merger), in each case, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(iv) At the Closing, Parent shall have received a certificate to the effect of clauses (i) through (iii) above signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(b) Agreements and Covenants. The Company (i) shall have performed or complied, in all material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date (other than Section 5.1(a)(vii) herein) and (ii) shall have performed or complied with the covenant in Section 5.1(a)(vii), except to the extent that any such failure does not have, and would not be expected to have, individually or in aggregate, a Material Adverse Effect on the Company; and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(c) Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred and be continuing since the date hereof, whether or not resulting from a breach in any representation, warranty, covenant or agreement in this Agreement; and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(d) No Litigation. There shall not be any pending or threatened suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 7.1(b) to not be satisfied, or (ii) seeking to impose an Antitrust Restraint.

(e) Sarbanes-Oxley Certifications. With respect to any Company SEC Reports filed with the SEC after the date of this Agreement, neither the principal executive officer nor the principal financial officer of the Company shall have failed to provide the necessary certifications in the form required under Section 302 and Section 906 of SOX.

(f) Dissenting Shares. There shall not have been delivered to the Company written notices of intent to demand payment pursuant to Section 262 of the Delaware Law by Dissenting Stockholders with respect to more than ten percent (10%) of the aggregate outstanding shares of Company Common Stock.

7.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct (disregarding, for this purpose, all qualifications and exceptions contained therein relating to materiality), in each case, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties to be so true and correct does not materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements. The Company shall have received a certificate to such effect signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken by the terminating party or parties (upon the authorization of such party’s Board of Directors), and except as provided below, whether before or after receipt of Company Stockholder Approval:

(a) by mutual written consent of each of Parent and the Company;

(b) by either the Company or Parent, if the Merger shall not have been consummated by January 17, 2013 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date;

(c) by either the Company or Parent, if any Legal Requirement makes the consummation of the Merger illegal, or if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in such Legal Requirement or action;

(d) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the Company Stockholder Approval at a meeting of the Company stockholders duly convened therefore or at any adjournment or postponement thereof;

(e) by Parent (at any time prior to the time the Company Stockholder Approval has been obtained), if a Triggering Event with respect to the Company or a material breach of Section 6.2 or Section 6.3 of this Agreement shall have occurred;

(f) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent’s representations and warranties or breach by

Parent is curable by Parent prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(f) prior to forty-five (45) days following the receipt of written notice from the Company to Parent of such breach, provided that Parent continues to exercise commercially reasonable efforts to cure such breach through such forty-five (45) day period (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Parent is cured within such forty-five (45) day period);

(g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(g) prior to forty-five (45) days following the receipt of written notice from Parent to the Company of such breach, provided that the Company continues to exercise commercially reasonable efforts to cure such breach through such forty-five (45) day period (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by the Company is cured within such forty-five (45) day period); and

(h) by the Company, in connection with a Change of Recommendation made in accordance with Section 6.3(d) in which (i) the Company’s Board of Directors shall have determined to accept or enter into a transaction related to a Superior Proposal that was the subject of such Change in Recommendation, or (ii) (x) the Company’s Board of Directors shall have made such Change of Recommendation as a result of an Intervening Event, and (y) Parent shall not have timely delivered to the Company a Continuation Notice in accordance with Section 6.3(e); provided, however, that the Company shall not terminate this Agreement pursuant to this clause (h), and any purported termination pursuant to this clause (h) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 8.3(b).

For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Company’s Board of Directors or any committee thereof shall have effected a Change of Recommendation; (ii) the Company shall have failed to include in the Proxy Statement mailed to the Company’s stockholders the unanimous recommendation of its Board of Directors in favor of the adoption of this Agreement; (iii) the Company’s Board of Directors fails to reaffirm (publicly, if so requested) its unanimous recommendation in favor of the adoption of this Agreement within five (5) calendar days after Parent delivers to the Company a request in writing that such recommendation be reaffirmed; (iv) the Company’s Board of Directors or any committee thereof shall have approved or recommended, or the Company shall have entered into any letter of intent or other written definitive agreement or Contract regarding any Alternative Transaction Proposal; or (v) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published or given, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.

8.2 Notice of Termination; Effect of Termination.

Any termination of this Agreement under, and in accordance with, Section 8.1 above will be effective immediately upon the delivery of a written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 6.4(a) (Confidentiality), this Section 8.2, Section 8.3 (Fees) and Article IX (General Provisions), each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any fraud or willful breach of any representation, warranty, covenant or other agreement contained in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Payment.

(i) Payment. If this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 8.1(b), (d), (e), (g) or (h), the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay Parent the Termination Fee by wire transfer to an account designated by Parent in immediately available funds; provided, that in the case of termination under Sections 8.1(b), 8.1(d) or Section 8.1(g): (x) such payment shall be made only if following the date hereof and prior to the termination of this Agreement, there has been disclosure publicly or to any member of the Board of Directors or any officer of the Company of an Alternative Transaction Proposal with respect to the Company and within twelve (12) months following the termination of this Agreement an Acquisition of the Company is consummated or the Company enters into a written definitive agreement providing for an Acquisition of the Company (and such Acquisition is subsequently consummated), and (y) such payment shall be made concurrently with the consummation of such Acquisition of the Company. In no event shall the Company be required to pay the Termination Fee pursuant to this Section 8.3(b)(i) or otherwise, on more than one occasion.

(ii) The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, that without these agreements Parent would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty. Upon payment of the Termination Fee in accordance with this Section 8.3, the Company shall have no further liability to Parent or Merger Sub with respect to this Agreement or the transactions contemplated hereby, except for liability for any fraud or willful breach of any covenant or agreement contained in this Agreement. If the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Parent for all costs and expenses incurred by Parent or Merger Sub (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Citibank, N.A., in effect on the date such payment was required to be made.

8.4 Amendment.

Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the Merger by the stockholders of the Company, provided, that after receipt of Company Stockholder Approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange, including the Nasdaq, requires further approval by the stockholders of the Company without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.

8.5 Extension; Waiver. At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.5 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Merger Sub, to:

Nuance Communications, Inc.

1 Wayside Road

Burlington, MA 01803

Attention: Senior Vice President Corporate Development

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW

Washington, D.C. 20006-3817

Attention:        Robert D. Sanchez, Esq.

if to the Company, to:

Ditech Networks, Inc.

3099 North First Street

San Jose, CA 95134

Attention:  Executive Vice President, Chief Financial Officer and Chief Operating Officer

with copies (which shall not constitute notice) to:

Cooley LLP

Hanover Campus

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention:        Nancy H. Wojtas, Esq.

9.3 Interpretation; Rule of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. References to a Person are also to its permitted successors and assigns. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any dollar thresholds set forth herein shall not be used as a benchmark for any determination of what is or is not “material” or a “Material Adverse Effect” under this Agreement. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.4 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by electronic mail with a pdf scanned attachment) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.5 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and other Exhibits hereto (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 6.10.

9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

9.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement in accordance with Article VIII, each party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to seek to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal Court of the United States of America, sitting in Delaware), this being in addition to any other remedy to which they are entitled at law or equity.

9.8 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (i) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court); (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware (and, if applicable, such Federal court); and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court). Each of the parties hereto agrees that a final judgment in any such action or proceeding and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

9.9 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent may assign its rights and delegate its obligations hereunder to its affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder. Any purported assignment in violation of this Section 9.9 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.10 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

NUANCE COMMUNICATIONS, INC.

By:	/s/ Todd DuChene

Name:	Todd DuChene

Title:	EVP and General Counsel

DIAMOND ACQUISITION CORPORATION

By:	/s/ Todd DuChene

Name:	Todd Duchene

Title:	Secretary

DITECH NETWORKS, INC.

By:	/s/ William J. Tamblyn

Name:	William J. Tamblyn

Title:	EVP/CFO/COO

****AGREEMENT AND PLAN OF MERGER****